                                                              Rule 424(b)(3)
                                                              File No. 333-34485
                           Maxcor Financial Group Inc.
               Offer to Exchange 0.1667 of a Share of Common Stock
                         for Each and Every Outstanding
                    Redeemable Common Stock Purchase Warrant
                                       and
                Series B Redeemable Common Stock Purchase Warrant

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THE EXCHANGE OFFER WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME ON NOVEMBER
13, 1997, UNLESS EXTENDED. THE EXCHANGE OFFER IS CONDITIONED UPON AT LEAST 95%
OF THE AGGREGATE OUTSTANDING WARRANTS BEING VALIDLY TENDERED AND NOT WITHDRAWN AND CERTAIN OTHER CONDITIONS. WARRANTS TENDERED FOR EXCHANGE MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION DATE AND, UNLESS PREVIOUSLY ACCEPTED FOR EXCHANGE, AT ANY TIME AFTER 12:00 MIDNIGHT, NEW YORK CITY TIME ON DECEMBER 12, 1997.
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     Maxcor Financial Group Inc. (the "Company") hereby offers upon the terms and subject to the conditions set forth in this Prospectus and the accompanying Letter of Transmittal (as either may be amended from time to time, the "Exchange Offer"), to exchange 0.1667 of a share (the "Exchange Ratio") of its common stock, par value $.001 per share ("Common Stock"), for each and every of its outstanding Redeemable Common Stock Purchase Warrants ("Series A Warrants") and Series B Redeemable Common Stock Purchase Warrants ("Series B Warrants" and together with the Series A Warrants, the "Warrants"). Accordingly, the Company will issue one whole share of Common Stock in exchange for every six Warrants (either Series A Warrants, Series B Warrants or both) tendered and accepted by the Company for exchange pursuant to the Exchange Offer. No fractional shares of Common Stock will be issued as a result of the Exchange Offer. Holders of Warrants who tender a number of Warrants not evenly divisible by six and who would otherwise therefore be entitled to a fractional share of Common Stock will receive cash in lieu of such fractional amount. See "The Exchange Offer." Under the Company's Stockholder Rights Plan, one Right to purchase one one-hundredth of a share of the Company's Series A Junior Participating Preferred Stock will be issued with and solely represented by each share of Common Stock that is issued to a Warrant holder in exchange for his or her Warrants. See "Description of Capital Stock - Series A Junior Participating Preferred Stock."

     Neither the Company nor its Board of Directors is making any recommendation to holders of the Warrants as to whether or not to tender their Warrants in the Exchange Offer. However, all directors and executive officers of the Company and all stockholders beneficially owning 5% or more of the outstanding Common Stock have indicated to the Company their current intention to tender in the Exchange Offer all of the Warrants owned by them. See "Background of the Exchange Offer." Such persons and entities in the aggregate own 7,299,850 (or approximately 49%) of the outstanding Warrants. See "Principal Stockholders." In addition, certain of the same directors, executive officers and 5% stockholders, beneficially owning in the aggregate 7,197,345 (or approximately 48%) of the outstanding Warrants, are in any event obligated, pursuant to a Security Transfer Agreement entered into with the Company in March 1996, to tender for exchange (and not withdraw) in the Exchange Offer (if consummated on or before November 30, 1997)

their Warrants in numbers at least proportionate to the aggregate tenders of Warrants by all other holders in the Exchange Offer. See "Background of the Exchange Offer - Security Transfer Agreement."

     The Common Stock, Series A Warrants and Series B Warrants are currently trading on the Nasdaq National Market under the symbols MAXF, MAXFW and MAXFZ, respectively. The closing sales prices of the Common Stock, Series A Warrants and Series B Warrants as reported on the Nasdaq National Market on August 20, 1997, the last full trading day prior to the Company's initial announcement of the Exchange Ratio and other terms of the Exchange Offer, was $3.25, $.344, and $.25, respectively. The closing sales prices of the Common Stock, Series A Warrants and Series B Warrants reported on the Nasdaq National Market on October 14, 1997, the last full trading day for which information was available prior to the printing of this Prospectus, were $4.25, $.625, and $.688, respectively.

     Notwithstanding any other provision of the Exchange Offer, the Company reserves the right to terminate or not proceed with the Exchange Offer, or to extend or otherwise amend the Exchange Offer, if, among other things, there is not validly tendered prior to the Expiration Date (as hereinafter defined) and not withdrawn a minimum of 95% of the aggregate outstanding Warrants (the "Minimum Condition"). The Exchange Offer is also conditioned upon certain other customary conditions. Any or all of the conditions of the Exchange Offer, if not satisfied in the Company's reasonable discretion, may be waived by the Company in whole or in part at any time prior to the Expiration Date, subject to applicable law. See "The Exchange Offer - Conditions of the Exchange Offer."

     In evaluating the Exchange Offer, Warrant Holders are strongly urged to read and consider carefully the factors described under "Risk Factors" on pages 9 through 12 below.

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
        AND EXCHANGE COMMISSION OR BY ANY STATE SECURITIES COMMISSION NOR
             HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                 ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this Prospectus is October 16, 1997

     NO PERSON IS AUTHORIZED BY THE COMPANY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED HEREIN, IN CONNECTION WITH THE SOLICITATION AND THE OFFERING MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE THE SOLICITATION OF THE SALE OF, OR AN OFFER TO SELL, OR A SOLICITATION OF THE PURCHASE OF, OR AN OFFER TO PURCHASE, ANY SECURITIES IN ANY JURISDICTION IN WHICH SUCH SOLICITATION OR OFFERING MAY NOT LAWFULLY BE MADE.

     IN CONNECTION WITH THIS OFFERING, CERTAIN BROKER-DEALERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK AND WARRANTS OF THE COMPANY ON NASDAQ IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "THE EXCHANGE

OFFER -- PAYMENT OF SOLICITATION FEES."


                              AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission ("Commission") a Registration Statement on Form S-4 ("Registration Statement") under the Securities Act of 1933, as amended ("Securities Act"), with respect to all of the Common Stock that may be issued in the Exchange Offer. For the purposes hereof, the term "Registration Statement" means the original Registration Statement and any and all amendments, schedules and exhibits thereto and any financial statements, notes and schedules filed as a part thereof. The Company has also filed with the Commission a Schedule 13E-4 ("Schedule 13E-4") pursuant to the Securities Exchange Act of 1934, as amended ("Exchange Act"), in connection with the Exchange Offer. In accordance with the rules and regulations of the Commission, this Prospectus does not contain all of the information set forth in the Registration Statement and the Schedule 13E-4. Each statement made in this Prospectus concerning a document filed as an exhibit to the Registration Statement or the Schedule 13E-4 is qualified in its entirety by reference to such exhibit for a complete statement of its provisions. For further information pertaining to the Company and the Common Stock offered in the Exchange Offer, reference is made to the Registration Statement and the
Schedule 13E-4. The Registration Statement and the Schedule 13E-4 may be inspected and copied at the public reference facilities maintained by the Commission at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 ("Washington Office"), or at its regional offices at Citicorp Center, 500 West Madison Street, 14th Floor, Chicago, Illinois 60661 ("Chicago Office"), and at Seven World Trade Center, 13th Floor, New York, New York 10048 ("New York Office"). Any interested party may obtain copies of all or any portion of the Registration Statement at prescribed rates from the Public Reference Section of the Commission at its Washington Office.

     The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied (at prescribed rates) at the Commission's Washington Office, Chicago Office and New York Office. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants (including the Company) that file electronically with the Commission. The Web site can be reached at http://www.sec.gov. In addition, reports, proxy statements and other information concerning the Company can be inspected and copied at the offices of the Nasdaq National Market, 1745 K Street, N.W., Washington, D. C. 20006.


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                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents heretofore filed with the Commission by the Company are incorporated in this Prospectus by reference and made a part hereof:

     (1) The Company's Annual Report on Form 10-K for the year ended December 31, 1996.

     (2) The Company's Current Reports on Form 8-K dated June 18, 1997 and August 28, 1997, filed pursuant to Section 13 of the Exchange Act.

     (3) The Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1997.

     (4) The Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1997.

     Each document or report filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the termination of the offering of the Common Stock pursuant to the Exchange Offer shall be deemed to be incorporated by reference into this Prospectus and to be a part of this Prospectus from the date of filing of such document. Any statement contained herein, or in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

     The Company's Annual Report on Form 10-K for the year ended December 31, 1996 and its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1997 accompany delivery of this Prospectus.

     This Prospectus incorporates certain other documents by reference which are not present herein or delivered herewith. Copies of any such documents filed by the Company, including exhibits to such documents, are available to any registered holder or beneficial owner of the Warrants upon written or oral request and without charge from the Company. Telephone requests may be directed to the Company's General Counsel at (212) 748-7000. In order to ensure timely delivery of the documents, any such request should be made by November 3, 1997.



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                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by reference to the more detailed information and financial statements, including notes thereto, appearing or incorporated by reference elsewhere in this Prospectus. Each holder of Warrants contemplating the Exchange Offer is urged to read this Prospectus in its entirety.


                                   The Company

     The Company, through its subsidiaries and affiliates, is a leading domestic and international inter-dealer brokerage firm, specializing in emerging market debt, money market instruments, derivatives, natural gas and electricity, repurchase agreements and other fixed income securities. The Company conducts its business through principal offices in New York, London, Tokyo, Toronto, Sydney and Mexico City and by means of correspondent relationships with other brokers throughout the world.

     The Company functions primarily as an intermediary, matching up the trading needs of its customers, who are primarily well-capitalized banks, investment banks and broker-dealers. The Company assists its customers in executing trades by identifying counterparties with reciprocal interests. The Company provides its services through an international network of brokers who service direct phone lines to most of the Company's clients and through proprietary screen systems and other delivery systems that provide customers with historical data and real-time pricing information in the Company's various products.

     The Company was incorporated under the laws of the State of Delaware in August 1994 under the name Financial Services Acquisition Corporation. In December 1994, the Company consummated an initial public offering ("IPO") and raised net proceeds of approximately $20 million. In August 1996, a newly formed, wholly-owned subsidiary of the Company merged (the "Merger") with and into Euro Brokers Investment Corporation ("EBIC"), thereby acquiring its inter-dealer brokerage business. In June 1997, the Company changed its name to Maxcor Financial Group Inc. See "History of the Company." The Company's principal executive office and mailing address is Two World Trade Center, 84th Floor, New York, New York 10048 and the telephone number is (212) 748-7000.


                               The Exchange Offer

The Offer.............................  Subject to the terms and conditions of the Exchange Offer, the Company is
                                        offering to exchange 0.1667 of a share
                                        of its Common Stock for each and every
                                        of its outstanding Warrants.
                                        Accordingly, the Company will issue one
                                        whole share of its Common Stock for
                                        every six Warrants (either Series A

                                        Warrants, Series B Warrants or both)
                                        tendered and accepted by the Company for exchange pursuant to the Exchange Offer. No fractional shares of Common Stock will be issued. Holders of Warrants who would otherwise be entitled to a fractional share of Common Stock will receive cash in lieu of such fractional amounts. Under the Company's Stockholder Rights Plan, one right (a "Right") to purchase one one- hundredth of a share of the Company's Series A Junior Participating Preferred Stock will be issued with and solely represented by each share of Common Stock that is issued to a Warrant holder in exchange for his or her Warrants. See "The Exchange Offer" and "Description of Capital Stock - Series A Junior Participating Preferred Stock."

Expiration Date.......................  12:00 Midnight, New York City time, on
                                        November 13, 1997, unless extended. See
                                        "The Exchange Offer - Expiration Date;
                                        Extensions; Termination; Amendments."

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The Warrants..........................  At October 14, 1997, there were outstanding 7,566,666 Series A Warrants
                                        (issued in connection with the IPO) and
                                        7,451,610 Series B Warrants (issued in
                                        connection with the Merger and
                                        economically identical in their terms to the Series A Warrants). Each Warrant currently entitles the holder thereof to purchase one share of Common Stock for $5.00, subject to adjustment in certain events. Provided that a current prospectus with respect to the Common Stock is in effect, the Warrants may be exercised at any time until November 30, 2001. The Warrants are subject to redemption by the Company under certain circumstances. See "Description of Capital Stock-- Warrants."

Purpose of Exchange Offer............   To retire all or substantially all of

                                        the Warrants through the issuance of
                                        Common Stock in order to simplify the
                                        Company's capital structure, reduce the
                                        potential future dilutive impact on the
                                        Company's earnings per share that could
                                        be caused by the Warrants and eliminate
                                        any overhang on the Common Stock price
                                        from the existence of the Warrants.

No Company or Board
   Recommendation.....................  Neither the Company nor its Board of
                                        Directors is making any recommendation
                                        to holders of the Warrants as to whether or not to tender their Warrants in the Exchange Offer. However, all directors and named executive officers of the Company and all stockholders beneficially owning 5% or more of the outstanding Common Stock have indicated to the Company their current intention to tender in the Exchange Offer all of the Warrants owned by them. See "Background of the Exchange Offer." Such persons and entities in the aggregate own 7,299,850 (or approximately 49%) of the outstanding Warrants. See "Principal Stockholders."

Security Transfer Agreement..........   Pursuant to a Security Transfer
                                        Agreement entered into with the Company
                                        at the time of the Merger, certain
                                        directors, executive officers and 5%
                                        stockholders of the Company beneficially owning in the aggregate 7,197,345 (or approximately 48%) of the outstanding
                                        Warrants, are obligated to tender for
                                        exchange (and not withdraw) in the
                                        Exchange Offer (if consummated on or
                                        before November 30, 1997) Warrants owned by them in numbers at least proportionate to the aggregate tenders of Warrants by all other holders in the Exchange Offer. See "Background of the
                                        Exchange Offer - Security Transfer
                                        Agreement."

Conditions of the Exchange
     Offer............................  The Exchange Offer is subject to the
                                        Minimum Condition that at least 95% (or
                                        14,267,362) of the aggregate 15,018,276
                                        outstanding Warrants are validly
                                        tendered and not withdrawn prior to the
                                        Expiration Date and to certain other
                                        customary conditions, any or all of

                                        which, if not satisfied in the Company's reasonable discretion, may be waived by the Company, in whole or in part at any time prior to the Expiration Date, subject to applicable law. See "The Exchange Offer - Conditions of the Exchange Offer."

Effects of the Exchange Offer
   on the Company....................   In the absence of the Exchange Offer, an
                                        additional 15,018,276 shares of Common
                                        Stock would be issued if all of the
                                        currently outstanding Warrants were
                                        exercised, and the Company would receive the proceeds

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                                        5

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                                        of such exercises. Assuming consummation
                                        of and 100% participation in the
                                        Exchange Offer, an additional 2,503,046
                                        shares of Common Stock would be issued
                                        and all of the outstanding Warrants
                                        would be extinguished without the making to the Company of any exercise payments. The Exchange Offer will have no effect on the Company's total stockholders' equity (other than transaction costs). The Exchange Offer will initially have a dilutive effect on the Company's earnings per share of Common Stock and on other per share measurements such as per share book value or per share voting power because there will be more shares of Common Stock outstanding. See "Background of The Exchange Offer," "Selected Consolidated Financial
                                        Information" and "Certain Pro Forma
                                        Effects of the Exchange Offer."

Effects of the Exchange Offer
   on Exchanging Holders
   of Warrants.......................   Holders of Warrants who exchange their
                                        Warrants pursuant to the Exchange Offer
                                        will: (i) receive whole shares of Common
                                        Stock for their Warrants in accordance
                                        with the Exchange Ratio, without the
                                        requirement of making any exercise

                                        payment, (ii) receive a cash payment,
                                        without interest, for any fractional
                                        interest in a share of Common Stock that they would otherwise be entitled to pursuant to the Exchange Ratio, (iii) be able to vote such Common Stock on all matters that may come before the holders of the Common Stock, (iv) be able to receive dividends on such Common Stock, if any, when declared and paid by the Company and (v) participate as a holder of such Common Stock in proceeds from liquidation of the Company after creditors and preferred security holders, if any, are paid. Exchanging Warrant holders, however, will lose the right to purchase, at any time until November 30, 2001, a share of Common Stock for $5.00, for each Warrant held, and may be subject to certain tax consequences as a result of the Exchange Offer. See "Background of the Exchange Offer" and "Certain United States Federal Income Tax Considerations."

Effects of the Exchange Offer
   on Non-Exchanging Holders
    of Warrants......................   Holders of Warrants who do not
                                        participate in the Exchange Offer will
                                        retain the right to purchase, at any
                                        time until November 30, 2001, a share of Common Stock for $5.00 for each Warrant held, subject to the Company's right to redeem the Warrants under certain circumstances. See "Description of
                                        Capital Stock - Warrants." If the
                                        Exchange Offer is consummated, the
                                        Company intends to delist the Warrants
                                        from trading on the Nasdaq National
                                        Market and to deregister the Warrants
                                        pursuant to the Exchange Act. In such
                                        event, the trading market for, and the
                                        liquidity of an investment in, the
                                        Warrants remaining outstanding would be
                                        significantly reduced. Warrant holders
                                        do not have any appraisal or dissenters' rights under the General Corporation Law of the State of Delaware. See "The
                                        Exchange Offer - Terms of the Exchange
                                        Offer."

Procedures for
   Tendering Warrants................   Each holder of Warrants who wishes to
                                        tender such Warrants must, in order to

                                        tender such Warrants validly, deliver or cause to be delivered to the Exchange Agent at the address set forth herein the following documents prior to 12:00 Midnight, New York City time, on the

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                                        Expiration Date, a properly completed
                                        Letter of Transmittal, executed by the
                                        registered holder of such Warrants, or
                                        an Agent's Message (as defined below)
                                        made in connection with a book-entry
                                        delivery of such Warrants, and any other documents required by the Letter of Transmittal. In addition, prior to such time either (i) the certificates for such Warrants must be delivered to the Exchange Agent or (ii) such Warrants must be tendered pursuant to the procedures for book-entry transfer set forth under "the Exchange
                                        Offer--Procedure for Tendering" and a
                                        confirmation of receipt of such Warrants received by the Exchange Agent. Alternatively, if Warrant certificates are not immediately available or time does not otherwise permit compliance with the foregoing procedures, a holder of Warrants may tender his or her Warrants by complying with the guaranteed delivery procedures set forth under "The Exchange Offer--Guaranteed Delivery Procedure," which, among other things, requires the delivery to the Exchange Agent prior to 12:00 Midnight, New York City time, on the Expiration Date of a properly completed and duly executed Notice of Guaranteed Delivery or an Agent's Message with respect to guaranteed delivery. Any holder of Warrants whose Warrants are registered in the names of brokers, dealers, commercial banks, trust companies or nominees are urged to contact such registered holders promptly if such holder wishes to accept the Exchange Offer. Warrants should not be sent to the Company.

Withdrawal of Tenders................   Tenders of Warrants may be withdrawn at
                                        any time prior to 12:00 Midnight, New
                                        York City time, on the Expiration Date
                                        or, unless previously accepted for
                                        exchange, after 12:00 Midnight, New York
                                        City time, on December 12, 1997. See
                                        "The Exchange Offer - Withdrawal
                                        Rights."

Acceptance of Warrants and
    Delivery of Common Stock.........   Subject to the terms and conditions of
                                        the Exchange Offer, the Company will
                                        accept, by giving oral or written notice to the Exchange Agent promptly after the Expiration Date, all Warrants properly tendered and not withdrawn prior to 12:00 Midnight, New York City time, on the Expiration Date. The Company will deliver shares of Common Stock pursuant to the Exchange Offer (and any cash payment in lieu of fractional interests) promptly following any such acceptance.
                                        See "The Exchange Offer - Acceptance of
                                        Warrants for Exchange; Delivery of
                                        Common Stock."

Certain Federal Income Tax
   Considerations....................   Holders of Warrants are urged to consult
                                        their own tax advisors as to the
                                        specific tax consequences to them of the Exchange Offer. In general, however, the Company believes that the exchange of Common Stock for Warrants will likely be treated as a taxable transaction for Federal income tax purposes. See
                                        "Certain United States Federal Income
                                        Tax Considerations."

Payment of Solicitation
   Fees..............................   The Company will pay a solicitation fee
                                        of $.05 per Warrant to Soliciting
                                        Dealers (as hereinafter defined) for any Warrants tendered and accepted for exchange and exchanged pursuant to the Exchange Offer; provided that (i) the Letter of Transmittal for such tender designates the Soliciting Dealer as having solicited and obtained the tender of the Warrants covered thereby and (ii) no solicitation fee shall be payable with respect to Warrants beneficially owned (x) by any of the directors, executive officers or 5% stockholders
                                        who have indicated to the Company their
                                        current intent to tender their Warrants,
                                        (y) by any employee of the

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                                        Company or its affiliates or (z) by the
                                        Soliciting Dealer. If tendered Warrants
                                        are being delivered by book-entry
                                        transfer or pursuant to the guaranteed
                                        delivery procedure, the Soliciting
                                        Dealer must also return a Notice of
                                        Solicited Tenders to the Exchange Agent
                                        within five business days after the
                                        Expiration Date to receive a
                                        solicitation fee. See "The Exchange
                                        Offer - Payment of Solicitation Fees."

Exchange Agent.......................   Continental Stock Transfer & Trust
                                        Company, 2 Broadway, New York, New York
                                        10004, Tel: (212) 509-4000, ext. 535.

Information Agent....................   D.F. King & Co., Inc., 77 Water Street,
                                        New York, New York 10005, Tel: (800)
                                        207-3158.

                                  Risk Factors

     Holders of Warrants should carefully evaluate certain risk factors in considering whether or not to participate in the Exchange Offer. These risk factors include, but are not limited to, a decrease in the liquidity of an investment in any Warrants remaining outstanding after the Exchange Offer; the potential varying relationship of the Exchange Ratio to trading prices for the Common Stock and the Warrants; forbearance by exchanging Warrant holders of potential future gains relating to certain future increases in the price of the Common Stock underlying such Warrants; possible volatility of the Common Stock trading price; certain potential tax consequences to tendering Warrant holders; the concentration of voting control in officers, directors and certain stockholders of the Company; certain aspects of the operations of a financial services company (including with respect to unsettled trades); and the high degree of government regulation and competition in the financial brokerage industry. See "Risk Factors," at pages 9 through 12 below.

     NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION THAT WARRANT HOLDERS TENDER OR REFRAIN FROM TENDERING THEIR WARRANTS, AND NO ONE HAS BEEN AUTHORIZED TO MAKE ANY SUCH RECOMMENDATION ON BEHALF OF THE COMPANY. THE DECISION TO TENDER IS A MATTER FOR EACH WARRANT HOLDER TO DETERMINE AFTER

CONSULTATION WITH HIS OR HER ADVISORS, INCLUDING TAX COUNSEL, ON THE BASIS OF HIS OR HER OWN FINANCIAL POSITION AND REQUIREMENTS. SEE "THE EXCHANGE OFFER - CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS."

     THE DELIVERY OF THIS PROSPECTUS SHALL NOT, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO SUCH DATE.

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                                  RISK FACTORS

     Holders of Warrants who participate in the Exchange Offer and receive Common Stock in exchange for their Warrants will thereby be changing the nature of their interest in the Company. The following risk factors, as well as the information set forth elsewhere or incorporated by reference in this Prospectus, should be considered carefully by all holders of Warrants in evaluating whether or not to participate in the Exchange Offer. In addition, this Prospectus contains certain forward looking statements that involve certain risks and uncertainties. The Company's actual results could differ materially from the results discussed in these forward looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in "Risk Factors" below, as well as those discussed or incorporated by reference elsewhere in this Prospectus.

Decrease in Liquidity of Remaining Warrants. Each Warrant currently represents the right, until the Warrants expire on November 30, 2001 or are earlier redeemed, to purchase a share of Common Stock for $5.00. If the Exchange Offer is consummated, the Company intends to delist the Warrants from trading on the Nasdaq National Market and to deregister the Warrants pursuant to the Exchange Act. In such event, the trading market for, and liquidity of an investment in, any Warrants remaining outstanding would be significantly reduced. Any such reduction in liquidity could have the effect of depressing the market value of any remaining outstanding Warrants. See "Background of the Exchange Offer" and "Price Range of the Company's Securities."

Varying Relationship of Exchange Ratio to Trading Prices for the Common Stock and Warrants. As of August 20, 1997, the last full trading day prior to the Company's initial announcement of the Exchange Ratio and other terms regarding the Exchange Offer, the closing sale prices of the Common Stock, Series A Warrants and Series B Warrants as reported on the Nasdaq National Market were $3.25, $.344 and $.25, respectively. For the 30 trading day period ending August 18, 1997, the average closing sale prices of the Common Stock, Series A Warrants and Series B Warrants were $3.33, $.43 and $.36, respectively. For the 60 day trading period ending August 18, 1997, the average closing sale prices of the Common Stock, Series A Warrants and Series B Warrant were $3.36, $.50 and $.43, respectively. The Exchange Ratio of 0.1667 of a share of Common Stock for each Warrant represents a premium to the exchange ratio implied by the relationship of the trading price of the Common Stock to the average trading prices of the

Series A Warrants and Series B Warrants for each of these dates and periods. However, the market prices of the Common Stock, Series A Warrants and Series B Warrants are subject to fluctuations, and the Company believes are likely to be affected, among other factors, by the announcement and consummation of the Exchange Offer itself. Accordingly, on any subsequent date, including the date on which the Exchange Offer actually is consummated, the Exchange Ratio of
0.1667 of a share of Common Stock for each Warrant may not result in the same premium to market value for Warrant holders, and may even result in no premium or a negative premium to such market value. As of October 14, 1997, the last full trading day for which information was available prior to the printing of this Prospectus, the closing sale prices of the Common Stock, Series A Warrants and Series B Warrants as reported on the Nasdaq National Market were $4.25, $.625, and $.688, respectively. See "Price Range of the Company's Securities."

Forbearance of Potential Future Profit. In the case of any particular Warrant holder, if the per share market price of the Common Stock in the future (but prior to November 30, 2001) were to exceed the sum of the price such holder paid for a Warrant plus $5.00, this excess would represent potential profits recognizable by the Warrant holder for such Warrant. A Warrant holder who exchanges his or her Warrants in the Exchange Offer will be forbearing the potential future profit described above. In exchange, he or she will be obtaining the opportunity to profit in any post-Exchange Offer appreciation of the Common Stock (whether or not the price is above $5.00), but on a less-leveraged basis because he or she will be receiving in the Exchange Offer for such Warrants a number of whole shares of Common Stock (due to the payment of cash in lieu of fractional interests in a share of Common Stock) that is one-sixth (rounded down) of the number of Warrants that he or she tendered.

Possible Volatility of Common Stock Trading Price. There are numerous factors that the Company believes could affect the trading prices for its Common Stock (and any remaining Warrants) in the future. If the Exchange Offer is consummated, the Company believes that the issuance of a significant number of shares of Common Stock in exchange for the tendered Warrants will cause an initial dilution in per share earnings and other per share measurements that may have a negative effect on the trading price for the Common Stock and any remaining outstanding Warrants. This effect, if it occurs, may be offset in part or in total by the elimination or reduction (depending on the extent to which the Warrants are exchanged) of the future potential dilutive impact on per share earnings that could be caused by exercise of the Warrants and by market perceptions of benefits from the elimination or reduction of a Warrant overhang on the Common Stock price and from a simplified capital structure for the Company.

In addition, following the Exchange Offer, the Company will not need to reserve as many shares (if any) of Common Stock for possible future exercises of the Warrants. Accordingly, the number of authorized, but unissued and unreserved, shares of Common Stock available for other issuances would increase. Subject to the rules of the National Association of Securities Dealers, Inc. ("NASD"), the Board of Directors is empowered, without stockholder approval, to issue any or all of such authorized (but unissued and unreserved) shares of Common Stock, and any such additional issuances (depending on the consideration, if any, received) may dilute the interests of Common Stock holders and affect the market price of the Common Stock (and any remaining outstanding Warrants). Other potential issuances of securities (e.g., options under the Company's stock option plan or shares of the Company's preferred stock) may have similar effects. Also, potential sales of substantial blocks of the Company's securities by the holders thereof could have a negative impact on the market price of the Common Stock (and any remaining outstanding Warrants). See "Background of the Exchange Offer."

Operational and other business and general economic factors also could cause the market price for the Common Stock (and any remaining outstanding Warrants) to fluctuate significantly. The Company believes these factors include, but are not limited to, factors such as variations in the profitability and success of the Company, as reflected in its announcement of quarterly and year-end financial results, competitive developments in the inter-dealer brokerage industry, changes in U.S. or foreign governmental regulations or capital requirements, national and international economic and political conditions and broad trends in business and finance.

Tax Consequences to Exchanging Warrant Holders. Although not free from doubt, the Company believes that for Federal income tax purposes the Exchange Offer will be treated as a taxable transaction to persons tendering their Warrants in the Exchange Offer. For a discussion of certain general tax consequences to exchanging Warrant holders, see "Certain United States Federal Income Tax Considerations." The Exchange Offer will not affect the Federal income tax treatment of holders who do not participate in the Exchange Offer.

Potential Redemption of Warrants. Any Warrants not exchanged in the Exchange Offer may be redeemed by the Company, at a price of $.01 per Warrant, subject to not less than 30 days' prior written notice to holders thereof, provided that the last sale price of the Common Stock has been at least $8.50 per share for the 20 consecutive trading days ending on the third day prior to the day on which notice is given. Notice of the redemption of the Warrants could force the holders thereof to exercise the Warrants and pay the exercise price at a time when it may be disadvantageous for them to do so, to sell the Warrants at the then-current market price when they might otherwise wish to hold the Warrants, or to accept the $.01 per Warrant redemption price. See "Description of Capital Stock - Warrants."

Concentration of Voting Control. Welsh, Carson, Anderson & Stowe, VI, L.P., a Delaware limited partnership ("WCAS"), and WCAS Information Partners, L.P., also a Delaware limited partnership ("WCAS Information"), own of record an aggregate of 2,333,174 shares of Common Stock, constituting approximately 26% of the 8,949,656 shares of Common Stock currently outstanding. Current directors and named executive officers of the Company, together with two other more than 5% beneficial owners of the Common Stock (who are both officers of subsidiaries of the Company), own of record an aggregate of 2,671,478 shares of Common Stock, constituting approximately 30% of the shares of Common Stock currently outstanding. In addition, WCAS and WCAS Information own of record an aggregate of 3,918,254 Warrants, with the current directors, named executive officers and other 5% stockholders of the Company also owning of record an aggregate of 3,381,596 Warrants. Assuming such persons and entities tender all of their Warrants in the Exchange Offer, WCAS and WCAS Information will, based on the Exchange Ratio, receive an additional 653,042 shares of Common Stock in the aggregate and the directors, executive officers and other 5% stockholders of the Company will, based on the Exchange Ratio, receive an additional 563,599 shares of Common Stock in the aggregate. Accordingly, following the Exchange Offer, WCAS and WCAS Information would own of record an aggregate of 2,986,216 shares of Common Stock (constituting approximately 26% of the outstanding shares of Common Stock, assuming a 100% tender rate for all other holders of Warrants), and the directors and executive officers and other 5% stockholders of the Company would own of record an aggregate of 1,896,241 shares of Common Stock (constituting approximately 28% of the outstanding shares of Common Stock, assuming a 100% tender rate for all other holders of Warrants and, collectively with WCAS and WCAS Information, 54% of the outstanding Common Stock). Such concentration of control in a single major stockholder and in directors, named executive officers and other 5% stockholders of the Company may have an adverse effect on the market prices for the Company's securities and could delay or prevent a change in control of the Company. In addition, such persons, acting together, have the ability to exercise significant influence over all matters requiring stockholder approval. See "Management of the Company" and "Principal Stockholders."

Authorization and Discretionary Issuance of Preferred Stock; Series A Junior Participating Preferred Stock. The Company's Certificate of Incorporation authorizes the issuance of "blank check" preferred stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Subject to the rules of the NASD, the Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of the Common Stock (or any remaining outstanding Warrants). The preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company, which could have the effect of discouraging bids for the Company and, thereby, preventing stockholders from receiving the maximum value for their shares. In addition, in December 1996, the Company adopted a Stockholder Rights Plan (the "Rights Plan"), and in connection therewith authorized the creation of a Series A Junior Participating Preferred Stock (the "Junior Preferred Stock"). The Rights Plan, and the issuance thereunder of any Rights to purchase Junior Preferred Stock, also could be utilized as a method of discouraging, delaying or preventing a change in control of the Company. See "Description of Capital Stock - Preferred Stock."

Certain Shares Eligible for Future Sale. In connection with the Merger, the Company entered into a Registration Rights Agreement with WCAS, WCAS Information and certain related investors, certain initial stockholders of the Company who acquired shares prior to the IPO (five of whom, Messrs. G. Scharf, M. Scharf,

Whittemore, Kopp and Martin, are current directors of the Company) and certain members of senior management of EBIC (one of whom, Mr. Reihl, is a current director of the Company) (collectively, the "Registration Rights Agreement Signatories"). In the aggregate, the Registration Rights Agreement Signatories are believed currently to own of record an aggregate of 5,211,360 shares of Common Stock, constituting approximately 58% of the 8,949,656 shares of Common Stock currently outstanding. In addition, Registration Rights Agreement Signatories are believed currently to own of record an aggregate of 7,748,729 Warrants. Assuming such persons and entities tender all of their Warrants into the Exchange Offer, Registration Rights Agreement Signatories will, based on the Exchange Ratio and assuming 100% participation by all other holders, own of record an aggregate of 6,502,815 (or approximately 57%) of the outstanding shares of Common Stock following the Exchange Offer. The Registration Rights Agreement covers all existing shares of Common Stock held by such persons and entities and, following the Exchange Offer, will also cover all additional shares of Common Stock received in exchange for Warrants tendered by such persons and entities and, subject to certain limitations, provides for two demand registration rights (the first of which may only be initiated by the WCAS entities or their permitted transferees) and certain "piggyback" registration rights. See "Certain Relationships and Related Transactions." Sales of substantial numbers of shares of Common Stock, under the Registration Rights Agreement or otherwise, could materially adversely affect the market prices for the Common Stock (and any remaining outstanding Warrants).

Liability for Unsettled Trades. The Company through its subsidiaries functions as an intermediary, matching the trading needs of financial institutions by providing specialized services. Some of these transactions are executed on a name give-up basis, that is, once the specific economic terms of a proposed transaction are agreed, the names of the individual counterparties are disclosed and, subject to acceptance of the credit, the transaction is completed directly by both counterparties. Other transactions are completed with the subsidiary acting as a matched riskless principal in which the respective parties to the transaction know the subsidiary as the counterparty. The transactions are then settled through a clearing institution. In the process of executing brokerage transactions, from time to time in the fast moving markets in which such subsidiaries operate, miscommunications can arise whereby transactions are completed with only one counterparty ("out trades"), thereby creating a potential liability for such subsidiaries. These occurrences usually become known to the subsidiary on the day of the trade or, as a result of the settlement process, within a few days of the trade. Out trades generally increase with increases in the volatility of the market. In general, the Company's subsidiaries do not experience a high incidence of out trades, but in those situations in which they occur, the subsidiary typically disposes of the unmatched position within a short time frame. While out trades have not had a significant adverse effect on the Company to date, there can be no guarantee that the incidence of such occurrences will not increase in the future or that they will not have a material adverse effect on the financial condition or results of operations of the Company at that time.

Government Regulation. The Company and its subsidiaries, in the ordinary course of their business, are subject to extensive regulation at international, federal and state levels by various regulatory bodies which are charged with safeguarding the integrity of the securities and other financial markets and protecting the interests of customers participating in those markets. Euro

Brokers Maxcor Inc. ("EBMI"), a wholly-owned subsidiary of the Company, is registered as a broker-dealer with the Commission and applicable states and is a member of the NASD. Maxcor Financial Asset Management Inc., also a wholly-owned subsidiary of the Company, is an investment advisor, registered with the Commission pursuant to the securities lending activities of its Euro Brokers Securities Lending division. Other subsidiaries of the Company conducting business outside of the United States are also subject to extensive regulation by various non-U.S. governmental and regulatory bodies, including the Bank of England, the Securities and Futures Authority and the Director General of Fair Trading in the United Kingdom, the Ontario Securities Commission, the Bank of Japan, the Japanese Ministry of Finance and the Australian Securities Commission. Additional legislation and regulations, changes in the rules promulgated by the Commission, other U.S. federal and state governmental regulatory authorities, self-regulatory agencies or clearing organizations, as well as non-U.S. governmental or regulatory agencies, or changes in the interpretation or enforcement of laws and rules, may directly affect the manner of operation and profitability of the Company. In addition, any expansion of the Company's activities into new areas may subject the Company to additional regulatory requirements that could similarly affect such operation and profitability.

Competition. The financial brokerage industry is highly competitive and the Company encounters competition from several companies with significantly greater resources than the Company and access to wider pools of potential clients. Moreover, all brokerage firms are subject to the pressures of offering their services at a lower price, with the use of volume discounting having become more widespread in recent years. In addition, the development of new technologies may expose the Company and the rest of the inter-dealer brokerage industry to the possibility of losing clients to companies and products that facilitate fully automated dealing, without intermediaries. The Company is also inherently reliant on relationships with clients that develop over time and on the performance and experience of a number of key management and brokerage and other sales personnel, many of whom are often the target of aggressive recruitment efforts by competitors within the industry.

Clearing Arrangements. Morgan Stanley & Co. Incorporated ("Morgan Stanley") and Daiwa Securities America Inc. ("Daiwa") act as the primary clearing agents, on a fully-disclosed basis, for EBMI. Under the terms of these agreements, Morgan Stanley and Daiwa clear as principals a significant portion of EBMI's transactions in emerging market debt and other securities and, among other services, prepare and mail confirmations and monthly statements to customers. Although the Daiwa/EBMI relationship has been ongoing for approximately three years, the agreement is terminable by either party upon 30 days' prior notice. The Morgan Stanley clearing relationship is new and only commenced in September 1997, but is terminable by either party upon 120 days' prior notice. In the event of a termination of either or both agreements, EBMI believes that a new clearing arrangement could be established in a timely fashion with another clearing correspondent on terms acceptable to EBMI. It remains possible, however, that the disruption from such a change, or the terms of any such new arrangement, could have a material adverse effect on the Company's results of operations or financial condition.

Litigation and Arbitration. Many aspects of the Company's business involve varying risks of liability. In recent years, there has been an increasing incidence of litigation and arbitration involving participants in the inter-dealer brokerage industry, including employee claims alleging discrimination or defamation in connection with terminations and competitor claims alleging theft of trade secrets, unfair competition or tortious interference in connection with new employee or new desk hires. A settlement or judgment related to these or similar types of claims or activities could have a material adverse effect on the Company's results of operations or financial condition.

European Market Unification. The "European Monetary Union" is scheduled to commence on January 1, 1999 when the European Currency Unit will be replaced by the "Euro" at the conversion rate of 1:1, and those national currencies which are to participate in the European Monetary Union will ultimately cease to exist as separate currencies by virtue of being replaced by the Euro. The introduction of a single currency for the European Community ("EC") could eliminate the European cross-currency market and have an adverse impact on the Company's business. Moreover, deregulation within the EC will allow brokers from any EC country to conduct business in any other EC country without the necessity of complying with the specific local regulations, and could increase the competitive challenges faced by the Company.

Lack of Diversification. EBIC and its subsidiaries and affiliates currently comprise substantially all of the Company's business and assets. As a result, the Company's performance and the market prices for the Company's securities are highly dependent upon the performance of its inter-dealer brokerage business. Although the Company is continuously seeking to strengthen and improve its inter-dealer brokerage business, it is also currently exploring various options for diversifying its businesses and sources of income. These possibilities include the development of further asset management businesses, the development of an investment banking business, the sale and other exploitation of data generated and collected in the course of its business and/or acquisitions or other business combinations to enhance or complement its business. There can be no assurances, however, that the Company will be successful in achieving these goals or others related to diversification or, if achieved, whether they will positively affect the Company's financial condition and results of operations.

Dividends Unlikely. The Company has not paid any dividends on the Common Stock to date. It is the present intention of the Board of Directors to retain all earnings, if any, for use in the Company's business operations and accordingly, the Company does not anticipate paying any dividends on the Common Stock in the foreseeable future.

                 SELECTED CONSOLIDATED FINANCIAL INFORMATION (1)
                (In thousands of dollars, except per share data)

     The following selected consolidated financial data as of and for each of the years in the five-year period ended December 31, 1996 are derived from the Company's consolidated financial statements, which statements have been audited by Price Waterhouse LLP, independent accountants.

     The selected consolidated balance sheet data at June 30, 1997 and the selected statement of operations data for the six-month periods ended June 30, 1997 and 1996 have been derived from unaudited consolidated financial statements of the Company which, in the opinion of the Company's management, include all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results of unaudited periods. The results for the six-month period ended June 30, 1997 are not necessarily indicative of the results that may be expected for the year ended December 31, 1997.

     The selected consolidated financial data set forth below should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations," each included in the documents incorporated herein by reference. See "Incorporation of Certain Documents by Reference." Statement of Operations data presented below includes reclassifications of certain revenue and expense items which are not directly associated with operations. Such reclassifications include interest income, interest expenses, foreign exchange effects and other non-operating items.


                                                              Year Ended December 31,                      Six Months Ended June 30,
                                        -----------------------------------------------------------------  -------------------------
                                          1992          1993          1994          1995          1996          1996         1997
                                        ---------     ---------     ---------     ---------     ---------     --------     --------
                                                                                                                  (Unaudited)
Statement of Operations Data:
Revenue:
  Commission income                     $ 113,932     $ 135,578     $ 144,587     $ 171,576     $ 178,110     $ 90,081     $ 86,117
  Other income                                424           723           207           518           591          119          514
                                        ---------     ---------     ---------     ---------     ---------     --------     --------
                                          114,356       136,301       144,794       172,094       178,701       90,200       86,631
                                        ---------     ---------     ---------     ---------     ---------     --------     --------
Operating Costs:
  Payroll and related costs                71,105        86,764        96,207       110,915       115,537       54,366       54,146
  Communication costs                      12,413        12,988        15,633        17,188        18,288        8,384        8,486
  Travel and entertainment                  7,672         8,682        10,494        10,224        11,355        5,370        5,387
  Depreciation and amortization             3,857         4,192         4,248         4,568         4,734        2,318        2,657
  Occupancy costs                           2,868         4,452         5,640         5,855         6,539        3,033        3,102
  Clearing fees                              --             864         3,648         3,778         4,412        2,116        3,257

  General, administrative and other         5,312         7,148         6,818         7,550         8,255        4,065        3,689
  Write-off of goodwill                                  12,644
                                        ---------     ---------     ---------     ---------     ---------     --------     --------
                                          103,227       137,734       142,688       160,078       169,120       79,652       80,724
                                        ---------     ---------     ---------     ---------     ---------     --------     --------
Operating profit (loss)                    11,129        (1,433)        2,106        12,016         9,581       10,548        5,907
                                        ---------     ---------     ---------     ---------     ---------     --------     --------

Other non-operating income (expenses):
  Interest expense                         (3,265)       (2,703)       (1,636)         (775)         (693)        (300)        (447)
  Other non-operating expenses               (632)       (2,086)         (521)         (295)         (632)        --           --
  Other non-operating income                 --           1,488           490          --            --           --           --
  Interest income                           1,450         1,203         1,091         1,463         1,801          841          823
  Foreign exchange gain (loss)             (1,581)           64           (17)          214            (8)          46          (85)
                                        ---------     ---------     ---------     ---------     ---------     --------     --------
                                           (4,028)       (2,034)         (593)          607           468          587          291
                                        ---------     ---------     ---------     ---------     ---------     --------     --------
Income (loss) before provision for
  income taxes and minority interest        7,101        (3,467)        1,513        12,623        10,049       11,135        6,198
Provision for income taxes                  6,037         4,859         3,334         7,393         6,651        6,087        4,434
                                        ---------     ---------     ---------     ---------     ---------     --------     --------
Income (loss) before minority
  interest                                  1,064        (8,326)       (1,821)        5,230         3,398        5,048        1,764
Minority interest                             371          (443)         (250)       (1,768)          307         (447)        (623)
                                        ---------     ---------     ---------     ---------     ---------     --------     --------
Net income (loss)                       $   1,435     ($  8,769)    ($  2,071)    $   3,462     $   3,705     $  4,601     $  1,141
                                        =========     =========     =========     =========     =========     ========     ========

                                                                      December 31,                                        June 30,
                                                        ------------------------------------------------------------      --------
                                                          1992        1993         1994         1995          1996          1997
                                                        -------      -------      -------      -------      --------      --------
                                                                                                                         (Unaudited)
Balance Sheet Data:
Total assets                                            $72,164      $76,632      $71,915      $82,079      $ 97,173       $ 94,521
Obligations under capitalized leases                      3,210        2,767        2,805        2,285         1,429          1,176
Notes payable                                            28,236       27,081        9,830        7,880         7,380          6,224
Total liabilities                                        52,453       65,696       43,361       50,186        64,881         61,176
Minority interest                                         1,322          548          492          502          (159)          (272)
Stockholders' equity                                     18,389       10,388       28,062       31,391        32,451         33,617



                                                                          Year Ended                   Six Months Ended
                                                                         December 31,                      June 30,
                                                                ------------------------------    --------------------------
                                                                     1995             1996            1996           1997
                                                                -------------    -------------    ------------   -----------
                                                                                                         (Unaudited)
Per Share Information(2)
Net income                                                      $        0.39    $        0.41    $       0.51   $      0.13
Book value                                                      $        3.51    $        3.63    $       3.99   $      3.76
Common shares outstanding                                           8,949,656        8,949,656       8,949,656     8,949,656


-------------------------

(1) The Merger acquisition of EBIC by the Company on August 16, 1996 has been accounted for as a recapitalization of EBIC, with the issuance of shares by EBIC for the net assets of the Company. The consolidated results of operation and financial position of the Company for periods and dates prior to the Merger are the consolidated historical results of operations and financial position of EBIC for such periods and dates.

(2) The number of shares of Common Stock outstanding and related earnings and book value per share information, as presented in the Company's audited consolidated financial statements as of and for the years ended December 31, 1995 and December 31, 1996 included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996 ("Consolidated Financial Statements"), were presented on a pro forma basis, as if all shares anticipated to be issued in Merger (9,011,295) had been issued as of January 1, 1995 and all such shares were outstanding for the merged and recapitalized entity since that date. See Notes 1 and 13 of the Notes to the Consolidated Financial Statements. This number of shares outstanding has been restated to reflect actual shares issued and outstanding at December 31, 1996 of 8,949,656, which is also the number of actual shares issued and outstanding at June 30, 1997. The restatement of number of shares outstanding had no effect on the related earnings and book value per share information after rounding. Accordingly, shares outstanding and related earnings and book value per share information for the years ended December 31, 1995 and December 31, 1996 and the six months ended June 30, 1996 have been presented as if all shares outstanding at December 31, 1996 had been issued as of January 1, 1995 and all such shares were outstanding for the merged and recapitalized entity since that date.

                 CERTAIN PRO FORMA EFFECTS OF THE EXCHANGE OFFER

     The following table presents (i) the Company's historical earnings per share of Common Stock for the year ended December 31, 1996 and the six months ended June 30, 1997, (ii) the historical book value per share of Common Stock as of December 31, 1996 and June 30, 1997, and (iii) the pro forma effect thereon of the issuance of shares of Common Stock pursuant to the Exchange Offer assuming 100% of the outstanding Warrants are exchanged. All per share information has been calculated on the basis of 8,949,656 shares of Common Stock outstanding at each of December 31, 1996 and June 30, 1997, and during the periods then ended.

                                                            Earnings per Share
                                                            ------------------

                                                                                          Year Ended             Six Months Ended
                                                                                         December 31,                June 30,
                                                                                             1996                      1997
                                                                                            ------                    -----
Historical......................................................................             $0.41                    $0.13
Pro Forma.......................................................................             $0.32                    $0.10


                                                           Book Value per Share
                                                           --------------------

                                                                                         December 31,                June 30,
                                                                                             1996                      1997
                                                                                            ------                    -----
Historical......................................................................             $3.63                    $3.76
Pro Forma.......................................................................             $2.83                    $2.94

                     PRICE RANGE OF THE COMPANY'S SECURITIES

     Since November 12, 1996, the Common Stock, Series A Warrants and Series B Warrants have been traded on the Nasdaq National Market tier of The Nasdaq Stock Market, first under the respective symbols FSAT, FSATW and FSATZ, and, following the change in the Company's name on June 18, 1997, under the respective symbols MAXF, MAXFW and MAXFZ. Prior to November 12, 1996, the Common Stock and Series A Warrants were quoted on the OTC Bulletin Board, an NASD sponsored and operated inter-dealer automated quotation system for equity securities not listed on The Nasdaq Stock Market. Such over-the-counter market quotations reflect inter-dealer prices, without retail markups, markdowns or commissions, and may not necessarily represent actual transactions.


     The following table sets forth (i) the range of high and low sales prices for the Common Stock and Warrants, as reported by The Nasdaq Stock Market, for the period beginning on November 12, 1996 when the Common Stock and Warrants began trading on the Nasdaq National Market and (ii) for all other periods, the range of high and low closing bid prices for the Common Stock and the Series A Warrants on the OTC Bulletin Board, as reported by the NASD.

                                                               Common Stock                              Warrants
                                                             ------------------        -------------------------------------------
                                                                                            Series A                 Series B
                                                                                       ------------------        -----------------
                                                             High         Low          High          Low          High        Low
                                                             -----        -----        -----        -----        -----       -----
Year Ended December 31, 1995
First Quarter                                               $4.375       $4.250       $1.250       $0.625       $           $
Second Quarter                                               4.563        4.250        1.000        0.625
Third Quarter                                                4.625        4.250        1.000        0.688
Fourth Quarter                                               4.625        4.375        1.313        0.500


Year Ended December 31, 1996
First Quarter                                                4.875        4.625        1.313        0.500
Second Quarter                                               5.063        4.875        1.313        0.688
Third Quarter                                                5.375        4.813        1.313        0.688
Fourth Quarter (through November 11)                         5.250        3.500        1.125        0.375
Fourth Quarter (from November 12)                            4.000        2.625        1.000        0.406        0.969       0.188


Year Ended December 31, 1997
First Quarter                                                4.500        2.875        0.875        0.313        0.984       0.313
Second Quarter                                               3.375        2.375        0.813        0.250        0.813       0.313
Third Quarter                                                4.250        2.813        0.719        0.250        0.625       0.250
Fourth Quarter (through October 14, 1997)                    4.563        3.438        0.844        0.500        0.813       0.500


     As of October 14, 1997, there were 56, 23 and 35 holders of record of the Common Stock, Series A Warrants and Series B Warrants, respectively. The Company is aware that certain holders of record hold a substantial number of shares of Common Stock, Series A Warrants and/or Series B Warrants as nominees for a significant number of beneficial owners.

     The closing sales prices of the Common Stock, Series A Warrants and Series B Warrants, respectively, reported on the Nasdaq National Market on October 14, 1997, the last full trading day for which information was available prior to the printing of this Prospectus, were $4.25, $.625 and $.688, respectively.

     The closing sales prices of the Common Stock, Series A Warrants and Series B Warrants, respectively, reported on the Nasdaq National Market on August 20, 1997, the last full trading day prior to the Company's initial announcement of the Exchange Ratio and other terms regarding the Exchange Offer, were $3.25, $.344 and $.25, respectively.

     Although the Series A Warrants and the Series B Warrants are economically identical in their terms, the Company notes that, historically, liquidity (as measured by average daily trading volume) in the Series B Warrants has been significantly less than liquidity in the Series A Warrants. The Company believes that this difference reflects the fact that the Series B Warrants were issued in connection with the Merger to former holders of EBIC common stock most of whom, after the Merger, were subject to restrictions in their subsequent transfers of such Series B Warrants either because they were signatories to the Security Transfer Agreement (which prohibited most such transfers prior to November 30, 1996), otherwise were affiliates of EBIC and/or the Company (and, accordingly, could sell only pursuant to a registration statement under the Securities Act or an applicable exemption from registration thereunder, such as Rule 144), and/or were directors or employees of the Company (and, accordingly, subject to the Company's insider trading policies, generally limiting transactions in the Company's securities by such persons to 30-day window periods following the release of the Company's quarterly and year-end results).

     The Company has not paid any dividends on the Common Stock to date. It is the present intention of the Board of Directors to retain all earnings, if any, for use in the Company's business operations and accordingly, the Company does not anticipate paying any dividends on the Common Stock in the foreseeable future.


                             HISTORY OF THE COMPANY

     The Company was incorporated in Delaware in August 1994, under the name Financial Services Acquisition Corporation, with the objective of acquiring or merging with an operating business in the financial services industry. To this end, the Company consummated an initial public offering in December 1994 and raised net proceeds of approximately $20 million.

     On March 8, 1996, the Company entered into a merger agreement ("Merger Agreement") to acquire EBIC, a privately-held domestic and international inter-dealer broker for a broad range of financial instruments. Pursuant to the Merger Agreement, a newly-formed, wholly-owned subsidiary of the Company merged with and into EBIC (the "Merger") on August 16, 1996, with EBIC thereby becoming a wholly-owned subsidiary of the Company. EBIC, together with its subsidiaries and affiliates, currently comprise substantially all of the Company's business and assets.

     Pursuant to the Merger, each outstanding share of EBIC common stock was converted into the right to receive, after giving effect to certain adjustments and subject to certain escrow arrangements, approximately, (i) 2.70 shares of the Common Stock (approximately 4,505,666 shares in the aggregate), (ii) 4.53 of the Series B Warrants (approximately 7,566,666 Warrants in the aggregate) and
(iii) $13.14 in cash (approximately $22 million in the aggregate). The intent and general effect of the stock and warrant components of the Merger consideration were to provide former stockholders of EBIC with an aggregate 50% post-Merger equity interest in the Company; consistent with this objective, the cash component of the Merger consideration was intended generally to equalize the respective contributions of the Company's stockholders and EBIC stockholders to the post-Merger consolidated net worth of the Company by paying to the former stockholders of EBIC an aggregate amount equal to the pre-Merger difference between the Company's and EBIC's respective net worth (each as calculated in accordance with the Merger Agreement).

     In June 1997, in connection with its Annual Meeting of Stockholders, the Company changed its name to Maxcor Financial Group Inc.

                        BACKGROUND OF THE EXCHANGE OFFER

General

     At the time of entering into the Merger Agreement, the Company disclosed its intention to make (and the Merger Agreement specifically provides for the contemplated making of) the Exchange Offer to acquire all of the outstanding Warrants, as soon as reasonably practicable following consummation of the Merger, on the basis of one share of Common Stock for a number of Warrants to be determined.

Security Transfer Agreement

     In connection with the Merger Agreement, the Company also entered into a Security Transfer Agreement, dated as of March 8, 1996 (the "Security Transfer Agreement"), with: (i) Gilbert D. Scharf, Chairman of the Board, President and Chief Executive Officer of the Company and Michael J. Scharf, a Director and also then Vice President, Secretary and Treasurer of the Company; (ii) WCAS and WCAS Information, collectively, prior to the Merger, the holders of approximately 52% of EBIC's outstanding Common Stock; and (iii) five members of EBIC management consisting of Donald R.A. Marshall, Keith E. Reihl, Brian G. Clark, Walter E. Dulski and Alistair H. Johnstone (collectively "EBIC Management"). Among other things, the Security Transfer Agreement obligates such persons (the "Agreement Signatories") to tender for exchange (and not withdraw) in the Exchange Offer, if consummated on or prior to November 30, 1997, their Warrants in numbers at least proportionate to the aggregate tenders of Warrants made by all other holders in the Exchange Offer. At September 30, 1997, the Agreement Signatories owned an aggregate of 7,197,345 Warrants, constituting approximately 48% of all outstanding Warrants. Notwithstanding the foregoing, each of the Agreement Signatories has indicated to the Company his or its current intention to tender all of his or its Warrants in connection with the

Exchange Offer.

Purpose of the Exchange Offer

     The Exchange Offer is intended to retire all or substantially all of the Warrants through the issuance of Common Stock in order to simplify the Company's capital structure, reduce the potential future dilutive impact on the Company's earnings per share that could be caused by the Warrants and eliminate any overhang on the Common Stock price from the existence of the Warrants. Accordingly, the Company has established the Minimum Condition so that if there is not validly tendered prior to the Expiration Date (and not withdrawn) a minimum of 95% of the aggregate outstanding Warrants, the Company reserves the right not to proceed with the Exchange Offer. See "The Exchange Offer - Conditions of the Exchange Offer."

     In the absence of the Exchange Offer, 15,018,276 shares of Common Stock would be issued in exchange for the Warrants if all of the currently outstanding Warrants were exercised, resulting in an aggregate of 23,967,932 shares of Common Stock outstanding, and the Company would receive the proceeds of such exercises. Assuming consummation of and 100% participation in the Exchange Offer, 2,503,046 shares of Common Stock would be issued, resulting in an aggregate of 11,452,702 shares of Common Stock outstanding, and all of the Warrants would be extinguished. The Exchange Offer will have no effect on the Company's total stockholders' equity (other than transaction costs). The Exchange Offer will initially have a dilutive effect on the Company's earnings per share of Common Stock and on other per share measurements such as per share book value or per share voting power because there will be more shares of Common Stock outstanding. See "Selected Consolidated Financial Data" and "Certain Pro Forma Effects of the Exchange Offer."

Interests of Certain Persons in the Exchange Offer

     In determining to approve and proceed with the Exchange Offer, the Board of Directors took into account, and holders of Warrants contemplating participating in the Exchange Offer should be aware of, the fact that (i) each member of the Board owns shares of Common Stock (and/or shares of Common Stock issuable upon exercise of options of the Company), and (ii) each member of the Board, other than Messrs. James Stevens and William Wigton, owns Warrants. For historical and pro forma Common Stock and Warrant holdings of such persons, see "Principal Stockholders." In addition, the Merger Agreement required the agreement to the Exchange Ratio of WCAS, although WCAS waived, prior to the determination of the Exchange Ratio, any right to approve the Exchange Ratio.

     In assessing the holdings of Board members of the Company's securities, the Board believed that any potential conflicts of interest arising therefrom were minimized due to the fact that Messrs. Gilbert Scharf, Michael Scharf and

Keith Reihl (who collectively hold 1,278,010 Warrants, or approximately 94% of all Warrants held by all of the Directors of the Company) are all Agreement Signatories and thereby obligated pursuant to the Security Transfer Agreement to tender in the Exchange Offer (if consummated on or before November 30, 1997) at least such portion of the Warrants held by them as is proportionate to the percentage of Warrants tendered by all other holders of Warrants in the Exchange Offer, thereby generally aligning their interests with those of such other Warrant holders. In addition, the Board believed that the interests of such persons (as well as of the three Directors of the Company, Messrs. Whittemore, Kopp and Martin, who hold Warrants but are not Agreement Signatories) were ultimately also aligned with the interests of the holders of Common Stock by virtue of the fact that each of them holds shares of Common Stock that proportionately represent an equal or larger percentage of all outstanding shares of Common Stock than the percentage that their respective holdings of Warrants represent of all outstanding Warrants. See "Principal Stockholders." Accordingly, to the extent that such persons voluntarily tender a portion of their Warrants that may turn out to be greater than the percentage of Warrants tendered by all other holders of Warrants, the Board believed that any potential conflicts of interest presented by the participation of such persons in the determination of the Exchange Ratio and the decision to approve and proceed with the Exchange Offer would be minimized by the disproportionate dilutive effects on the Common Stock holdings of such persons and entities if the Exchange Ratio were to provide an unwarranted premium to Warrant holders. The Board also took into account that Messrs. Stevens and Wigton, who own shares of Common Stock but no Warrants, and thereby could be considered as having interests generally aligned with those of other holders of Common Stock, participated in the Board's determination of the Exchange Ratio and the decision to approve and proceed with the Exchange Offer, which was unanimous. The Board also was aware that, at the Exchange Ratio, each Director was willing to state his current intention to tender all of his Warrants in the Exchange Offer.

Effects of Exchange Offer on Tendering Warrant Holders

     Holders of Warrants who exchange their Warrants pursuant to the Exchange Offer will: (i) without the requirement of making any cash exercise payment, receive whole shares of Common Stock for their Warrants, in accordance with the Exchange Ratio; (ii) receive a cash payment, without interest, for any fractional interest in a share of Common Stock that they would otherwise be entitled to pursuant to the Exchange Ratio; (iii) be able to vote such Common Stock on all matters that may come before the holders of the Common Stock; (iv) be able to receive dividends on such Common Stock, if any, when declared and paid by the Company; and (v) participate as a holder of such Common Stock in proceeds from liquidation of the Company after creditors and preferred security holders, if any, are paid. Exchanging Warrant holders, however, will lose the right to purchase, at any time until November 30, 2001, a share of Common Stock for $5.00, for each Warrant held, and may be subject to certain tax consequences as a result of the Exchange Offer. See "Certain United States Federal Income Tax Considerations."

     If the Exchange Offer is consummated, the Company believes that the issuance of a significant number of shares of Common Stock in exchange for the tendered Warrants will cause an initial dilution in per share earnings and other per share measurements that may have a negative effect on the trading price for the Common Stock and any remaining outstanding Warrants. This effect, if it occurs, may be offset in part or in total by the elimination or reduction

(depending on the extent to which the Warrants are exchanged) of the future potential dilutive impact on per share earnings that could be caused by exercise of the Warrants and by market perceptions of benefits from the elimination or reduction of a Warrant overhang on the Common Stock price and from a simplified capital structure for the Company. See "Risk Factors - Possible Volatility of Common Stock Trading Price."

Effects of Exchange Offer on Non-Tendering Warrant Holders

     Holders of Warrants who do not participate in the Exchange Offer will retain the right to purchase, at any time until November 30, 2001, a share of Common Stock for $5.00 for each Warrant held, subject to the Company's right to redeem the Warrants under certain circumstances. See "Description of Capital Stock -- Warrants." If the Exchange Offer is consummated, the Company intends to delist the Warrants from trading on the Nasdaq National Market and to deregister the Warrants pursuant to the Exchange Act. In such event, the trading market for, and the liquidity of an investment in, the Warrants remaining outstanding would be significantly reduced, and the trading prices for the Warrants could be negatively affected. See "Price Range of the Company's Securities."

                               THE EXCHANGE OFFER

Terms of the Exchange Offer

     The Company hereby offers, upon the terms and subject to the conditions of the Exchange Offer (as set forth in this Prospectus and in the accompanying Letter of Transmittal, as either may be amended from time to time), to exchange
0.1667 of a share (the Exchange Ratio) of Common Stock for each and every outstanding Warrant. Accordingly, the Company will issue one whole share of Common Stock in exchange for every six Warrants (either Series A Warrants, Series B Warrants or both) tendered and accepted by the Company for exchange pursuant to the Exchange Offer. No fractional shares of Common Stock will be issued as a result of the Exchange Offer. Holders of Warrants who tender a number of Warrants not evenly divisible by six and who would otherwise therefore be entitled to a fractional share of Common Stock will receive cash in lieu of such fractional amount. See "Fractional Shares" below. One Right to purchase one one-hundredth of a share of Junior Preferred Stock will be issued with and solely represented by each share of Common Stock that is issued to a Warrant holder in the Exchange Offer. See "Description of Capital Stock - Series A Junior Participating Preferred Stock."

     The Exchange Offer is subject to the Minimum Condition that at least 95% (or 14,267,362) of the aggregate 15,018,276 Warrants outstanding are validly tendered and not withdrawn prior to the Expiration Date and to certain other customary conditions, any or all of which, if not satisfied in the Company's reasonable discretion, may be waived by the Company in whole or part at any time prior to the Expiration Date, subject to applicable law. Accordingly, the

Company reserves the right, notwithstanding any other provision of the Exchange Offer, to terminate or not proceed with the Exchange Offer, or to extend or otherwise amend the Exchange Offer, if the Minimum Condition or any of the other conditions of the Exchange Offer is not satisfied prior to the Expiration Date. See "Conditions of the Exchange Offer."

     As of October 14, 1997, 15,018,276 Warrants were outstanding. Of such amount, 7,566,666 are Series A Warrants, which were issued in connection with the IPO. The remaining 7,451,610 are Series B Warrants, which were issued in connection with the Company's August 1996 Merger acquisition of EBIC. As of October 14, 1997, there were 23 registered holders of the Series A Warrants and 35 registered holders of the Series B Warrants. This Prospectus and the Letter of Transmittal are being sent to all persons and entities that, as of October 15, 1997, were registered holders of the outstanding Warrants. Although there is no fixed record date for determining registered holders of Warrants entitled to participate in the Exchange Offer, only a holder of Warrants who is the registered holder thereof (or such person's legal representative or attorney-in-fact) at the time of their tender in the Exchange Offer or who is a person holding sale and transfer documents with respect to such Warrants from the registered holder thereof at the time of such tender (which documents are satisfactory to the Company and its transfer agent), may participate in the Exchange Offer.

     Warrant holders do not have appraisal or dissenters' rights under the General Corporation Law of the State of Delaware in connection with the Exchange Offer.

     Although the Company has no current plan or intention to do so, it reserves the right in its sole discretion to purchase or make offers for any Warrants that remain outstanding subsequent to the Expiration Date, subject to the requirements of Rule 13e-4(f)(6) of the Exchange Act. The terms of any such purchases or offers could differ from the terms of the Exchange Offer.

     Tendering holders of Warrants will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Warrants pursuant to the Exchange Offer. If, however, shares of Common Stock issued pursuant to the Exchange Offer or substitute certificates evidencing Warrants not exchanged are to be delivered to, or are to be issued in the name of, any person other than the registered Warrant holder, or if tendered Warrants are recorded in the name of any person other than the person signing the Letter of Transmittal, then the amount of any transfer taxes (whether imposed on the registered Warrant holder or any other person) will be payable by the tendering Warrant holder. See "Payment of Expenses" below.

Expiration Date; Extension; Termination; Amendments

     The Exchange Offer will expire at 12:00 Midnight, New York City time, on November 13, 1997 (the "Expiration Date"), subject to extension by the Company by notice given to Continental Stock Transfer & Trust Company (the "Exchange Agent") and Warrant holders as herein provided. The Company reserves the right to so extend the Exchange Offer at its discretion, in which event the term "Expiration Date" shall mean the time and date on which the Exchange Offer as so extended shall expire. The Company will notify the Exchange Agent of any extension by oral or written notice, and will make a public announcement thereof by press release, in each case prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

     The Company reserves the right (i) to delay accepting any Warrants for exchange or to extend or terminate the Exchange Offer and not accept for exchange any Warrants if any of the events set forth below under the caption "Conditions of the Exchange Offer" shall have occurred and shall not have been waived by the Company prior to the Expiration Date, by giving oral or written notice of such delay or termination to the Exchange Agent, or (ii) to amend the terms of the Exchange Offer in any manner, including altering the Exchange Ratio or otherwise changing the consideration offered in exchange for the Warrants in the Exchange Offer (provided that any such changed consideration must be paid with regard to all Warrants accepted in the Exchange Offer). Any such delay in acceptance for exchange, extension or amendment will be followed as promptly as practicable by public announcement thereof. If the Exchange Offer is amended in a manner determined by the Company to constitute a material change, the Company will promptly disclose such amendment in a manner reasonably calculated to inform the holders of Warrants of such amendment and the Company, depending upon the significance of the amendment and the manner of disclosure to the holders of the Warrants, will extend if necessary the Exchange Offer for a period of time in accordance with Rules 13e-4(d)(2) and 13e-4(e)(2) promulgated under the Exchange Act. These rules have been interpreted by the Commission as requiring that the minimum period during which the Exchange Offer must remain open following an announcement of a material change in the terms of the Exchange Offer or information concerning the Exchange Offer (other than a change in price, a change in the amount of securities sought, or a change in certain fees) will depend on the facts and circumstances, including the relative materiality of such change or information. If the material change in the Exchange Offer relates to a change in the Exchange Ratio, the Minimum Condition or the solicitation fee to be paid to Soliciting Dealers in connection with the Exchange Offer, Rule 13e-4(f)(1) requires the Exchange Offer to remain open for a period of not less than ten business days following the announcement of any such change if the Exchange Offer would otherwise expire within such ten business-day period. For purposes of the Exchange Offer, "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time. The rights reserved by the Company in this paragraph are in addition to the Company's rights set forth below under the caption "Conditions of the Exchange Offer."

Procedure for Tendering

     The acceptance of the Exchange Offer by holders of Warrants pursuant to the procedure set forth below will constitute an agreement between such holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

     To be tendered validly, a properly completed Letter of Transmittal (or facsimile thereof), executed by the registered holder of the Warrants, or an Agent's Message (as defined below) made in connection with a book-entry delivery of the Warrants, and any other documents required by the Letter of Transmittal, must be received by the Exchange Agent at the address set forth below prior to 12:00 Midnight, New York City time, on the Expiration Date. In addition, prior to such time either (i) the certificates for such Warrants must be delivered to the Exchange Agent or (ii) such Warrants must be tendered pursuant to the procedure for book-entry tender set forth below and a confirmation of receipt of such Warrants received by the Exchange Agent. Alternatively, if time does not permit a holder of Warrants to provide the Exchange Agent with a Letter of Transmittal or other required documents prior to 12:00 Midnight, New York City time, on the Expiration Date, or if certificate(s) representing such holder's Warrants are not available for delivery, prior to such time, to the Exchange Agent, or the procedures for book-entry transfer cannot be completed on a timely basis, a Warrant holder desiring to tender his or her Warrants must comply with the guaranteed delivery procedure set forth below. See "Guaranteed Delivery Procedure."

     The Exchange Agent will establish an account with respect to the Warrants for purposes of the Exchange Offer at The Depository Trust Company ("DTC") within two days after the commencement date of the Exchange Offer. Any Eligible Institution (as defined below) that is a participant in the DTC system may make book-entry delivery of the Warrants by causing DTC to transfer such Warrants into the Exchange Agent's account at DTC in accordance with DTC's book-entry transfer procedure for such transfer. However, although delivery of the Warrants may be effected through a timely confirmation of a book-entry transfer of such Warrants into the Exchange Agent's account at DTC (a "Book-Entry Confirmation"), the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message, and any other required documents, must, in any case, be transmitted to and received by the Exchange Agent at its address set forth on the back cover page of this Prospectus on or prior to the Expiration Date, or the guaranteed delivery procedure set forth below must be complied with. LETTERS OF TRANSMITTAL AND WARRANTS SHOULD NOT BE SENT TO THE COMPANY.

     Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the Warrants tendered pursuant thereto are tendered (i) by a registered holder of Warrants who has not completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Exchange Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution (as defined below). In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantee must be by a financial institution (a commercial bank, savings and loan association, credit union or brokerage house) that is a participant in the Securities Transfer Association Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program (collectively "Eligible Institution").

     THE METHOD OF DELIVERY OF WARRANTS AND OTHER DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND RISK OF THE HOLDER, BUT IF SUCH DELIVERY IS BY MAIL, IT IS SUGGESTED THAT THE MAILING BE MADE SUFFICIENTLY IN ADVANCE OF THE EXPIRATION DATE TO PERMIT DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE.

     If the Letter of Transmittal is signed by a person other than a registered holder of any certificates representing Warrants listed thereon, such Warrants must be endorsed or accompanied by appropriate stock powers or other instruments of transfer satisfactory to the Company and its transfer agent, in each case signed exactly as the name or names of the registered holder or holders appear on such Warrants.

     If the Letter of Transmittal or the Notice of Guaranteed Delivery or any certificates representing Warrants or any stock powers or other transfer instruments are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and, unless waived by the Company, proper evidence satisfactory to the Company of their authority to so act must be so submitted.

     The term "Agent's Message" means a message transmitted by DTC, received by the Exchange Agent and forming part of the Book-Entry Confirmation, which states that DTC has received an express acknowledgment from the participant in DTC tendering the Warrants that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal, and that the Company may enforce such agreement against such participant. In the case of an Agent's Message relating to guaranteed delivery, the term means a message transmitted by DTC and received by the Exchange Agent which states that DTC has received an express acknowledgment from the participant in DTC tendering Warrants that such participant has received and agrees to be bound by the Notice of Guaranteed Delivery with respect to such Warrants and that the Company may enforce such agreement against such participant.

     All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of tendered Warrants will be resolved by the Company, whose determination will be final and binding. The Company reserves the absolute right to reject any or all tenders that are not in proper form or the acceptance of which would, in the opinion of counsel for the Company, be unlawful or violate the regulations of any national securities exchange or the NASD. The Company also reserves the right to waive any irregularities of tender as to particular Warrants. The Company's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding. Unless waived, any irregularities in connection with tenders must be cured prior to the Expiration Date. None of the Company, the Exchange Agent, the Information Agent or any other person shall be under any duty to give notification of any defects or irregularities in such tenders or incur any liability for failure to give such notification. Tenders of

Warrants will not be deemed to have been made until such irregularities have been cured or waived. Any Warrants received by the Exchange Agent that are not properly tendered and as to which the irregularities have not been cured or waived will be returned by the Exchange Agent to the tendering holder, unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date.

     Any beneficial owner whose Warrants are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender Warrants in the Exchange Offer should contact such registered Warrant holder promptly and instruct such registered Warrant holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender directly, such beneficial owner must, prior to completing and executing the Letter of Transmittal and tendering Warrants, make appropriate arrangements to register ownership of the Warrants in such beneficial owner's name. Beneficial owners should be aware that the transfer of registered ownership may take considerable time.

Guaranteed Delivery Procedure

     If a holder of Warrants desires to tender his or her Warrants and certificate(s) representing such Warrants are not immediately available, or time will not permit such holder's certificate(s) or any other required documents to reach the Exchange Agent before 12:00 Midnight, New York City time, on the Expiration Date, or to complete, prior to such time, the procedures for book-entry transfer, a tender may nonetheless be effected if:

     (a) The tender is made by or through an Eligible Institution;

     (b) Prior to 12:00 Midnight, New York City time, on the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed (with required signature guarantees) Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery), or an Agent's Message with respect to guaranteed delivery; and

     (c) The certificate(s) for all tendered Warrants (or a confirmation of a book-entry transfer of such Warrants into the Exchange Agent's account at DTC as described above), as well as a properly completed and duly executed Letter of Transmittal, with any required signature guarantees, or an Agent's Message made in connection with a book-entry delivery of such Warrants, and all other documents required by the Letter of Transmittal, are received by the Exchange Agent within three business days after the Expiration Date.

Conditions of the Exchange Offer

     In addition, and notwithstanding any other provision of the Exchange Offer, the Company will not be required to accept for exchange, or issue Common Stock in exchange for, any Warrants tendered and may terminate, extend or otherwise amend the Exchange Offer as provided herein, if, at any time on or after the date of this Prospectus and before the Expiration Date, any of the following conditions is determined by the Company in its reasonable discretion to exist:

     (a) the Minimum Condition has not been satisfied, so that there has not been validly tendered prior to the Expiration Date a minimum of 14,267,362 Warrants (representing 95% of the aggregate outstanding Warrants) which have not been withdrawn; or

     (b) any action or proceeding is instituted or threatened in any court or by or before any governmental agency or regulatory authority which challenges the making of the Exchange Offer or which might materially impair the ability of the Company to proceed with or consummate the Exchange Offer or have a material adverse effect on the contemplated benefits of the Exchange Offer to the Company; or

     (c) there shall have been proposed, adopted or enacted any law, statute, rule or regulation which might materially impair the ability of the Company to proceed with or consummate the Exchange Offer or have a material adverse effect on the contemplated benefits of the Exchange Offer to the Company; or

     (d) there shall have occurred (i) any general suspension of, shortening of hours for, or limitation on prices for, trading in securities on the Nasdaq National Market (whether or not mandatory), (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks by Federal or state authorities in the United States (whether or not mandatory), (iii) a commencement of a war, armed hostilities or other international or national crisis directly or indirectly involving the United States, (iv) any limitation (whether or not mandatory) by any governmental authority on, or other event having a reasonable likelihood of affecting, the extension of credit by banks or other lending institutions in the United States, or (v) in the case of any of the foregoing existing at the time of the commencement of the Exchange Offer, a material acceleration or worsening thereof; or

     (e) any tender or exchange offer with respect to some or all of the Common Stock or the Warrants (other than the Exchange Offer), or a merger, acquisition or other business combination proposal for the Company, shall have been proposed, announced or made by any person or entity.

     The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances giving rise to such conditions, or if not satisfied in the Company's reasonable discretion may be waived by the Company in whole or in part at any time prior to the Expiration Date, subject to applicable law. Accordingly, if any of the foregoing conditions shall have occurred prior to the Expiration Date, the Company may (i) terminate the Exchange Offer and return tendered Warrants to the holders who tendered them, (ii) extend the Exchange Offer and retain all tendered Warrants, subject to Rule 13e-4(f)(2) of the Exchange Act (withdrawal rights), until the expiration of the extended Exchange Offer or (iii) amend the Exchange Offer in any respect, including by waiving such unsatisfied condition and accepting all validly tendered Warrants that have not been withdrawn. If the Company materially changes the terms of the Exchange Offer or information concerning the Exchange Offer or if it waives a material condition of the Exchange Offer, the Company will extend the Exchange Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(2) promulgated under the Exchange Act. If the Company alters the Exchange Ratio, waives or amends the Minimum Condition or the Soliciting Dealer fees related to the Exchange Offer, the Company will extend the Exchange Offer if necessary, to remain open for a minimum of ten business days from the date that the Company first gives notice, by public announcement or otherwise, of such waiver or amendment, if the Exchange Offer would otherwise expire within such ten business-day period.

Acceptance of Warrants for Exchange; Delivery of Common Stock

     Upon the satisfaction or waiver of all of the conditions of the Exchange Offer, the Company will accept promptly after the Expiration Date all Warrants properly tendered and not withdrawn prior to 12:00 Midnight, New York City time, on the Expiration Date. The Company will deliver or cause the Exchange Agent to deliver shares of Common Stock issued pursuant to the Exchange Offer (and any cash payment in lieu of fractional interests) promptly following any such acceptance.

     For purposes of the Exchange Offer, the Company shall be deemed to have accepted validly tendered and not withdrawn Warrants when, as and if the Company has given oral or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering holders of Warrants for the purposes of receiving the Common Stock pursuant to the Exchange Offer (and any cash payment in lieu of fractional interests) from the Company. Under no circumstances will interest be paid by the Company by reason of any delay in delivering such Common Stock (or cash payment).

     If any tendered Warrants are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth herein or otherwise, certificates for any such unaccepted Warrants will be returned, without expense, to the tendering holder thereof (or, in the case of Warrants tendered by book-entry transfer within DTC, credited to an account maintained within DTC by the Exchange Agent pursuant to the Exchange Offer) as promptly as practicable after the expiration or termination of the Exchange Offer.

Withdrawal Rights

     Any holder of Warrants who has tendered Warrants may withdraw the tender thereof, in whole or in part, at any time prior to 12:00 Midnight, New York City time, on the Expiration Date or, unless such tender has been previously accepted for exchange, at any time after 12:00 Midnight, New York City time, on December 13, 1997, by delivery of a written notice of withdrawal to the Exchange Agent.


     To be effective, a written notice of withdrawal (sent by hand, telegraph or facsimile transmission) must (i) be timely received by the Exchange Agent at the address set forth herein, (ii) specify the name of the person having tendered the Warrants to be withdrawn, (iii) indicate the certificate number or numbers of the Warrants to which the withdrawal relates, (iv) specify the number of Warrants so withdrawn and (v) be (x) signed by the holder in the same manner as the original signature on the Letter of Transmittal (including a guarantee of signature, if required) or (y) accompanied by evidence satisfactory to the Company that the holder withdrawing such tender has succeeded to registered ownership of such Warrants. Withdrawals of tenders of Warrants may not be rescinded, and any Warrants withdrawn will thereafter be deemed not validly tendered for purposes of the Exchange Offer; provided, however, that withdrawn Warrants may be retendered by again following one of the tender procedures described herein at any time prior to 12:00 Midnight, New York City time, on the Expiration Date.

     All questions as to the validity (including time of receipt) of notices of withdrawal will be determined by the Company, whose determination will be final and binding. None of the Company, the Exchange Agent, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

Fractional Shares

     No fractional shares of Common Stock will be issued as a result of the Exchange Offer. All fractional interests in a share of Common Stock that a holder of Warrants participating in the Exchange Offer otherwise would be entitled to receive as a result of the Exchange Offer will be aggregated and, if after such aggregation a fractional interest in a share of Common Stock would result, such tendering holder will be entitled to receive, in lieu thereof, an amount in cash determined by multiplying (i) the fractional interest in the share of Common Stock to which such holder would otherwise be entitled and (ii) the average of the closing sales prices for shares of Common Stock, as reported by the Nasdaq Stock Market, for each of the five trading days (whether or not sales have occurred on such days) immediately preceding the Expiration Date. Under no circumstances will a fractional interest in a share of Common Stock entitle the owner thereof to vote or to any rights of a security holder.

     As soon as practicable after the determination of the amount of cash, if any, to be paid to a tendering holder of Warrants with respect to any fractional share interest, and promptly after the acceptance of Warrants for exchange, the Exchange Agent shall distribute in cash the amount payable to such holder. Under no circumstances will interest be paid by the Company by reason of any delay in making such cash payment.

Transferability of Shares of Common Stock Received Upon Exchange

     The issuance of shares of Common Stock upon exchange of the Warrants pursuant to the Exchange Offer are being registered under the Securities Act pursuant to a Registration Statement of which this Prospectus forms a part. As registered, the shares of Common Stock issued upon exchange of the Warrants will be freely tradeable under federal law, without compliance with prospectus delivery requirements; provided that the person receiving the shares of Common Stock issued upon exchange of the Warrants is not an affiliate of the Company. If the recipient of the shares of Common Stock is an affiliate of the Company, the shares of Common Stock may only be sold pursuant to an effective registration statement under the Securities Act with respect to such shares of Common Stock or an exemption from registration thereunder.

Accounting for the Exchange Offer

     The Exchange Offer will be accounted for as a purchase of the Warrants into treasury followed by a cancellation of the Warrants. As a result, there will be no impact on total stockholders' equity other than the associated costs of the Exchange Offer, which will result in a decrease of additional paid-in capital. See "Payment of Expenses."

Exchange Agent

     Continental Stock Transfer & Trust Company, the Transfer and Warrant Agent for the Company, has been appointed as Exchange Agent for the Exchange Offer. All correspondence in connection with tendering and withdrawal procedures relating to the Exchange Offer and the Letter of Transmittal should be addressed to the Exchange Agent, as follows:

                             Continental Stock Transfer & Trust Company
                             2 Broadway
                             New York, New York 10004
                             Attention: Reorganization Department
                             Facsimile: (212) 509-5150
                             Telephone: (212) 509-4000, ext. 535

Information Agent

     D.F. King & Co., Inc. has been appointed as Information Agent for the Exchange Offer. All inquiries concerning the Exchange Offer and/or requests for additional copies of this Prospectus or the Letter of Transmittal should be directed to the Information Agent, as follows:

                             D.F. King & Co., Inc.
                             77 Water Street
                             New York, New York 10005
                             Telephone: (800) 207-3158

Payment of Solicitation Fees

     The Company will pay to Soliciting Dealers (as hereinafter defined) a solicitation fee related to their solicitation efforts of $.05 per Warrant for any Warrants tendered and accepted for exchange and exchanged pursuant to the Exchange Offer; provided that no solicitation fee shall be payable with respect to Warrants beneficially owned (i) by any of the directors, executive officers or 5% stockholders who have indicated to the Company their current intent to tender their Warrants, (ii) by any employee of the Company or its affiliates or
(iii) by the Soliciting Dealer (collectively, "Fee Ineligible Warrants"). The term "Soliciting Dealer" shall mean (x) any broker or dealer in securities that is a member of any national securities exchange or of the NASD, (y) any foreign broker or dealer not eligible for membership in the NASD which agrees to conform to the NASD's Rules of Fair Practice in soliciting tenders outside the United States to the same extent as though it were an NASD member or (z) any bank or trust company.

     No such solicitation fee shall be payable to a Soliciting Dealer with respect to the tender of Warrants by a holder unless the Letter of Transmittal accompanying such tender designates such Soliciting Dealer as having solicited and obtained the tender of the Warrants covered thereby. No such fee shall be payable to a Soliciting Dealer with respect to the tender of Warrants by the holder of record, for the benefit of the beneficial owner, unless the beneficial owner has designated such Soliciting Dealer. If tendered Warrants are being delivered by book-entry transfer or pursuant to the guaranteed delivery procedure, the Soliciting Dealer must return a Notice of Solicited Tenders to the Exchange Agent within five business days after the Expiration Date to receive a solicitation fee. All questions as to the validity, form or eligibility (including time of receipt) of Notices of Solicited Tenders will be determined by the Company, whose determination will be final and binding. None of the Company, the Exchange Agent, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in any Notice of Solicited Tenders or incur any liability for failure to give any such notification. The Company reserves the absolute right not to pay any solicitation fees that would, in the opinion of counsel for the Company, be unlawful or violate the regulations of any national securities exchange or the NASD. No broker, dealer, bank, trust company or fiduciary shall be deemed to be the agent of the Company, the Exchange Agent or the Information Agent for purposes of the Exchange Offer.

     In general, the rules of the Commission prohibit any broker-dealer that is participating in the distribution of securities for or on behalf of the Company from making a market in the Common Stock or Warrants during a "restricted period" commencing up to five days prior to the date that this Prospectus is distributed to Warrant holders and extending until completion of the Exchange Offer. The Commission has, however, adopted exceptions to these rules that permit market making under certain conditions. These rules permit such broker-dealers to continue to make a market subject to the conditions, among others, that its bid not exceed the highest bid by a market maker not connected with the Exchange Offer and that its net purchases on any one trading day not exceed prescribed limits. Pursuant to these exemptions, certain broker-dealers receiving solicitation fees and/or their respective affiliates may engage in passive market making in the Common Stock or Warrants during the restricted period.

Payment of Expenses


     Other than solicitation fees to be paid to the Soliciting Dealers, the Company will not make any payments to brokers, dealers or others soliciting acceptances of the Exchange Offer. The Company, however, will pay the Exchange Agent and the Information Agent reasonable and customary fees for their services in connection with the Exchange Offer and will reimburse them for their reasonable out-of-pocket expenses in connection therewith. The Company will also pay broker, dealers and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this Prospectus and related documents to the beneficial owners of the Warrants, and in handling or forwarding tenders for their customers.

     The cash expenses incurred or to be incurred by the Company in connection with the Exchange Offer, other than solicitation fees payable to the Soliciting Dealers, are estimated in the aggregate to be approximately $150,000 and include estimated fees and expenses of the Exchange Agent and Information Agent, estimated accounting, banking and legal fees and estimated printing and miscellaneous expenses. Based on an estimate of the number of Fee Ineligible Warrants, the Company anticipates that the aggregate solicitation fees payable to Soliciting Dealers will not exceed $350,000.

     The Company will pay all transfer taxes, if any, applicable to the transfer of Warrants to it or its order pursuant to the Exchange Offer. If, however, shares of Common Stock issued pursuant to the Exchange Offer or substitute certificates evidencing Warrants not exchanged are to be delivered to, or are to be registered or issued in the name of, any person other than the registered holder of the Warrants tendered, or if tendered certificates representing Warrants are registered in the name of any person other than the person signing the Letter of Transmittal, or if a transfer tax is imposed for any reason other than the transfer and sale of Warrants to the Company or its order pursuant to the Exchange Offer, the amount of any such transfer taxes (whether imposed on the registered holder or any other person) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

Use of Proceeds

     The Company will not receive any cash proceeds from the issuance of the Common Stock offered hereby.

                             BUSINESS OF THE COMPANY

     The following description of the business of the Company is qualified by and should be read in conjunction with Part I of the Company's Annual Report on Form 10-K for the year ended December 31, 1996, incorporated herein by reference and accompanying delivery of this Prospectus.

Overview

     The Company, through its subsidiaries and affiliates, is a leading domestic and international inter-dealer brokerage firm, specializing in emerging market debt, money market instruments, derivatives, natural gas and electricity, repurchase agreements and other fixed income securities. The Company conducts its business through principal offices in New York, London, Tokyo, Toronto, Sydney and Mexico City and by means of correspondent relationships with other brokers throughout the world. The Company operates in each of these six financial centers (other than Tokyo and Sydney) through wholly-owned subsidiaries. In Tokyo, the Company has a 50% interest in a partnership (the "Tokyo Partnership") with Yagi Euro and a 15% minority interest in Yagi Euro itself. In Sydney, the Company has a controlling interest in a joint venture with management and a financial partner.

     The Company functions primarily as an intermediary, matching up the trading needs of its customers, who are primarily well-capitalized banks, investment banks and broker-dealers. The Company assists its customers in executing trades by identifying counterparties with reciprocal interests. The Company provides its services through an international network of brokers who service direct phone lines to most of the Company's clients and through proprietary screen systems and other delivery systems that provide customers with historical data and real-time pricing information in the Company's various products.

     The Company believes that customers use its services for several reasons. First, the Company believes that a customer can benefit from the Company's worldwide broker and telecommunications network, which communicates with and services most of the largest banks and securities firms. Second, the Company provides customers with anonymity, which can enhance the customers' flexibility and ability to act without signaling their intentions to the marketplace. Third, because of its network, the Company believes it can provide high-quality pricing and market information, as well as sophisticated analytics and trading and arbitrage opportunities.

     The Company's transactions are principally of two types, (i) transactions whereby the Company acts only as a matching broker and (ii) transactions whereby the Company acts as a matched riskless principal. Primarily in transactions involving money market instruments, derivative products and certain repurchase agreements, the trades are arranged while preserving the customers' anonymity, but executed at the last instant on a name give-up basis and settled directly between the counterparties. In these transactions the Company acts solely as the matching broker and is never a counterparty. In the second type of transaction, primarily securities transactions, the Company acts as a matched riskless principal, connecting the buyer and seller for the transaction on a fully anonymous basis by having the Company act as the counterparty for each. This type of transaction is then promptly settled through one of various clearing institutions with which the Company has contractual arrangements. Except for limited positions in connection with its municipal securities business (discussed below), the Company does not in this or other types of trades it currently brokers seek to take positions for its own account.

Products

     The Company's business generally falls into the brokerage of three broad groups of products: (i) money market instruments, (ii) derivative products and
(iii) securities products.

     Money Market Instruments

     In general, money market instruments take the form of deposits or other negotiable instruments placed by one financial institution with another, at an agreed-upon rate of interest, for a fixed period of time. Money market instruments primarily include Eurodollar deposits, term and overnight Federal Fund deposits, Eurocurrency deposits, certificates of deposit, banker's acceptances and short term commercial paper. The most traditional product in this category is the Eurodollar deposit, which are U.S. dollar deposits placed with financial institutions domiciled outside the United States (including branches of U.S. banks). Eurocurrency deposits are non-dollar deposits placed outside the country of denomination, such as Euro Swiss Franks, Euro Deutsche marks and Euro Yen. The Company brokers money market instruments predominantly to multinational banks.

     Derivative Products

     A derivative products transaction generally is an agreement entered into by two parties, in which each commits to a series of payments based upon the price performance of an underlying financial instrument or commodity for a specified period of time. This category includes a broad range of sophisticated financial techniques employed by multinational banks, financial institutions, securities dealers and corporations. Some of the types of derivatives most frequently brokered by the Company are interest rate swaps, interest rate options, forward rate agreements and energy-related derivatives.

     In an interest rate swap, two parties agree to exchange interest rate payment obligations on a notional principal amount over the term of the swap. No principal is exchanged, and market risk is limited to differences in the interest payments. Swaps enable institutions that may not be able to obtain low cost fixed rate funding, but who can borrow lower cost floating rate funds, to swap those floating rate obligations for fixed rate obligations and obtain a fixed rate cost of funds that they could not otherwise access. Interest rate options, which may also be structured as "cap," "floor" or "swaption"

transactions, are transactions in which one party grants the other the right (but not the obligation) to receive a payment equal to the amount by which an interest rate either exceeds (for call options) or is less than (for put options) a specified strike rate.

     Forward rate agreements ("FRAs") are over-the-counter, off-balance sheet instruments similar to interest rate futures, designed to give the counterparties protection against a shift in interest rates for time deposits. The buyer, or borrower, of a FRA agrees to pay the seller, or lender, at some specified future settlement date, an amount of interest based on a notional principal at a fixed rate for a specified period of time. The seller agrees to pay the buyer, on the same future settlement date, an amount of interest based on the same amount of notional principal and the same period of time, but based on the then-prevailing market rate for the time period. No actual principal is exchanged. On the settlement date, the buyer and the seller calculate the present value of the net interest owed, and one party pays the other accordingly.

     Energy-related derivatives, including options and physical contracts based on natural gas, electricity and emissions, generally are transactions in which payments based on fixed and floating commodities indices are exchanged.

     The Company also brokers trades in cross currency swaps, in which interest rate flows denominated in different currencies are exchanged, based on predetermined notional amounts, in order to convert exposure in one currency to another. In both the United Kingdom and Tokyo, a large portion of the Company's derivative products business is non-dollar denominated. The Company brokers derivative products predominantly to multinational banks and investment banks.

     Securities Products

     Products brokered by the Company in this category include debt obligations issued by governments, banks and corporations. The Company brokers transactions in municipal securities, emerging market debt, U.S. Treasury zero coupon bonds, U.S. domestic convertible bonds, U.S. Treasury options and other corporate securities. This category also includes repurchase agreements.

     Emerging market debt, including Brady bonds, local sovereign issues and Eurobonds, as well as options and repurchase agreements on the foregoing, in 1996 constituted the fastest growing area within the securities products category, and is brokered by specialized teams located in New York, London and Mexico City and through a joint venture in Buenos Aires. The market coverage of the teams from these locations is worldwide. The Company's brokerage of emerging market debt utilizes direct communication phone lines and proprietary, computerized screen systems located directly in customers' offices.

     Repurchase agreements are contractual obligations entered into by two counterparties, first to sell securities and then to repurchase those same securities (or the reverse in the case of a buyer) at an agreed upon future date and price. The Company acts as an intermediary primarily for the U.S. Primary Government Dealer community (banks and dealers licensed to participate in auctions of U.S. Treasury securities), as well as for a number of U.S. regional banks and dealers, in the negotiation and execution of U.S. Treasury and mortgaged-backed repurchase agreements. The Company also disseminates repurchase agreement market information via its proprietary, computerized screens.

     In June 1996, the Company began brokering municipal securities, generally acting as a matched riskless principal, but also taking limited proprietary positions. In October 1996, the Company also established a U.S. convertible bond desk, generally brokering such instruments on a name give-up basis.

     The Company also conducts a securities lending business, primarily in U.S. government and agency securities and U.S. corporate bonds, but also in non-dollar government securities and corporate bonds, in which it arranges for the lending of such securities from institutional investor portfolios, in exchange for cash or other collateral, to securities dealers and other market participants who need them to manage their positions. The Company also engages in certain structured finance activities, primarily involving the arranging of investment agreements between municipal bond issuers and financial investment agreement providers.

     The Company brokers securities products predominantly to banks, investment banks and other financial institutions.

Communications Network and Information Systems

     The Company has a global communications network through which it conducts its business and a sophisticated computerized information system over which it receives and transmits current market information. Its teams of computer and communications specialists provide technological support to the network. The Company is continually upgrading its technological facilities in order to access and collate market information and redistribute it virtually instantaneously throughout its network. Through the continued development and use of proprietary software, computerized screen displays, digital networks and interactive capabilities, the Company keeps its communication, technology and information systems as current as possible.

     Due to the need for instantaneous communications, the majority of the Company's customers are connected to the Company via direct point to point telephone and data lines around the world. The Company's intranet, with its sophisticated host computer system and digital facilities, is used to connect via one network the Company's offices and specific customers who trade in certain products, including emerging market debt, repurchase agreements, options, bankers acceptances and certificates of deposit. In this way, all parties have simultaneous access to market bids and offers.

     Most of the markets in which the Company operates are highly efficient, offering participants immediate access and enormous liquidity. Some markets are subject to a high degree of volatility. Even the slightest variation in price can make the difference between missing or executing a transaction. Consequently, the Company's business depends heavily on the use of advanced telephone equipment, computer systems and pricing software. Direct line voice communication, real-time computerized screen systems and instantaneous trade execution for its clients are all imperative for the Company's continued success in the inter-dealer brokerage business. For this reason, the Company intends to continue to expand and enhance its communication and information system networks.

Personnel

     As of July 31, 1997, the Company employed 533 brokers, plus an additional administrative staff, including officers and senior managers, of 165 persons, for a total employee headcount of 698. Of the brokers, 282 were located in the U.S. and 175 were located in Europe, with the balance distributed among the Company's other office locations. None of the Company's employees are covered by a collective bargaining agreement. The Company considers its relations with employees to be good and regards compensation and employee benefits to be competitive with those offered by other inter-dealer brokerage firms.

Properties

     The Company has principal offices in each of the following locations: New York, New York; London, England; Tokyo, Japan; Toronto, Canada; Greenwich, Connecticut (in the process of moving to Stamford, Connecticut); Mexico City, Mexico; and Sydney, Australia. The Company leases all of its office space and has material lease obligations with respect to its New York and London premises. The Company occupies an aggregate of approximately 49,000 square feet of space in 2 World Trade Center in downtown New York under leases expiring on various dates from 2004 through 2007 (with a lease break provision in 2002). The Company occupies approximately 36,000 square feet of space in downtown London under a lease expiring in 2018 (with a lease break provision in 2003).

                            MANAGEMENT OF THE COMPANY

Executive Officers and Directors

           Set forth below are the names, ages and positions of the directors and executive officers of the Company.

                                         Class of
Name                           Age       Director       Position
----                           ---       --------       --------
Gilbert D. Scharf               49          III         Chairman of the Board, Chief Executive Officer
                                                            and President
Michael J. Scharf               54          III         Director
Larry S. Kopp                   55          III         Director

James W. Stevens                61           I          Director
Frederick B. Whittemore         66           I          Director
Denis Martin                    47          II          Director
William B. Wigton               50          II          Director
Keith E. Reihl                  45          II          Director, Chief Financial Officer and Treasurer
                                                            (and Chief Operating Officer of EBIC)
Roger E. Schwed                 39          --          Vice President, General Counsel and Secretary
Walter E. Dulski                56          --          Executive Vice President of EBI
Michael C. Morrison             39          --          Chief Operating Officer of EBIC's London
                                                            Operations

     The Board of Directors of the Company is divided into three classes, each of which generally serves for a term of three years, with only one class of directors being elected in each year. In each case, each director holds office until the next annual meeting of stockholders at which his class of directors is to be elected, or until his successor is duly qualified and appointed. The term of the Class I Directors will expire at the Company's annual meeting of stockholders in 2000; the term of the Class II Directors will expire at the annual meeting of stockholders in 1998; and the term of the Class III Directors will expire at the annual meeting of stockholders in 1999.

Certain Biographical and Other Information Regarding the Company's Officers and Directors

     Gilbert D. Scharf, 49, has been Chairman of the Board, President and Chief Executive Officer of the Company since its inception in 1994. Since April 1993, Mr. Scharf has been Vice President, Secretary, Treasurer and a director of Niagara Corporation, a holding Company with operating subsidiaries in the business of manufacturing cold drawn steel bars ("Niagara"). Since 1989, Mr. Scharf has been a private investor and Chairman of Scharf Advisors, Inc. ("Scharf Advisors"). From 1985 to January 1989, Mr. Scharf was a Managing Director of Lazard Brothers & Co. Ltd. in London, where he was responsible for establishing and managing capital market activities. From 1983 to 1985, Mr. Scharf was the General Partner of Mendez, Scharf & Co., a private investment partnership. Prior thereto, Mr. Scharf was a Managing Director at Morgan Stanley from 1978 to 1983, where he managed all corporate and international bond trading and new issue commitments and the money market department, and was co-chairman of the risk management committee. Upon consummation of the Company's acquisition of EBIC, Mr. Scharf became the Vice-Chairman of EBIC and is currently the Chairman, President and Chief Executive Officer of EBIC, as well as of a number of its subsidiaries. Mr. Scharf earned a B.A. degree from Duke University. He is the Chairman of the Board's Executive Committee.

     Michael J. Scharf, 54, has been a director of the Company since its inception in 1994 and, until August 1997, was also Vice President, Secretary and Treasurer of the Company. Since April 1993, Mr. Scharf has been the Chairman of the Board, President and Chief Executive Officer of Niagara. From August 1989 to April 1994, he was a private investor. From October 1983 to August 1989, Mr. Scharf was the Chairman and Chief Executive Officer of Edgcomb Steel of New England, Inc. and its successor corporation, Edgcomb Corporation, which was, from 1984 to 1989, one of the largest independent metals service center and distribution companies in the United States. Edgcomb Corporation was sold in 1989 to a Company controlled by The Blackstone Group. Mr. Scharf received an

A.B. degree from Princeton University and an M.B.A. from Harvard Business School. He is a member of the Board's Executive Committee.

     Larry S. Kopp, 55, has been a director of the Company since its inception in 1994. Since November 1992, Mr. Kopp has been Managing Director of Frank Russell and Company, a pension consulting firm which currently has

$700 billion under advisement and $60 billion in investment funds through the Company's global investment and administrative relationships. From 1978 to November 1992, Mr. Kopp held several senior management positions in strategic growth areas of Citicorp, including General Manager of its bank card business and Chairman of Citicorp Insurance Services. From 1974 to 1978, Mr. Kopp was involved in venture capital transactions and was an advisor at E.M. Warburg Pincus and Company, where he served as a consultant to corporations regarding strategic planning, turnarounds, financial restructuring and sales of assets. Mr. Kopp earned B.A. and M.B.A. degrees from Stanford University. He is Chairman of the Board's Compensation Committee.

     James W. Stevens, 61, has been a director of the Company since its August 1996 acquisition of EBIC when he became the designee to the Board of Directors, pursuant to the Merger Agreement, of EBIC and its largest shareholder WCAS, and has since been re-elected by the Company's stockholders at their Annual Meeting in June 1997. Mr. Stevens has held various senior positions at The Prudential Insurance Company of America ("Prudential") from October 1987 through December 1994. Mr. Stevens retired from Prudential in January 1995. As an Executive Vice President of Prudential, from October 1987 to December 1994, his responsibilities included serving on the Operating Council since 1993 and serving as Chairman and Chief Executive Officer of the Prudential Asset Management Group with responsibility for global institutional money management since 1993. From April 1985 to October 1987, he was a Managing Director of Dillon Read & Co. Inc. ("Dillon Read") in its investment banking and private investment origination group. From 1974 to 1985, Mr. Stevens held several senior positions at Citicorp, including Chairman of Citicorp Venture Capital Ltd. and Group Executive of the Capital Markets Group, responsible for the Western Hemisphere merchant banking and investment management activities of Citicorp. Mr. Stevens currently serves on the boards of directors of the following companies: Biogen, Inc., Markem Corporation, Polyfibron Technologies, Inc., Pen-Tab Industries, Inc. and Walsh International, Inc. Mr. Stevens received his B.A. degree from Williams College and his M.B.A. from New York University. He is Chairman of the Board's Audit Committee.

     Frederick B. Whittemore, 66, has been a director of the Company since its inception in 1994. Mr. Whittemore currently serves as a member of the boards of directors of Partner Re Services Ltd., Southern Pacific Petroleum, Integon Insurance and Chesapeake Energy Corporation. Since 1989, Mr. Whittemore has been an Advisory Director at Morgan Stanley and he is Chairman of several of Morgan Stanley's mutual funds. Mr. Whittemore started at Morgan Stanley in 1958; he was a Partner from 1967 to 1970 and a Managing Director from 1970 until 1988. He was a senior banker in Corporate Finance, Mergers and Acquisitions and Capital Markets, and Syndicate Manager responsible for organizing and pricing all public offerings. Mr. Whittemore has also been a member of the Council of Foreign Relations since 1983 and was Chairman of the Board, Amos Tuck School of Business Administration at Dartmouth College from 1988 to June 1992. From 1977 to 1984, Mr. Whittemore was a Governor of the American Stock Exchange ("AMEX") and from 1982 to 1984 he was Vice Chairman of AMEX. Mr. Whittemore earned an A.B. degree from Dartmouth College and an M.B.A. from the Amos Tuck School of Business Administration. He is a member of the Board's Audit Committee.

     Denis Martin, 47, has been a director of the Company since its inception in 1994. Since April 1997, Mr. Martin has been a management consultant for Dynanet Ltd., a real estate management company based in the Isle of Man. Since June 1997, Mr. Martin has also been employed as a Managing Director of Euro Brokers Inc. ("EBI"). Mr. Martin has also been a private investor since July 1993. From January 1992 to July 1993, Mr. Martin served as risk investment manager at Cragnotti & Partners Capital Investment. From January 1990 to December 1991, Mr. Martin headed the Investment Group at BNP Securities, and from 1985 to December 1989, he was a partner in the Lazard Brothers Capital Markets Group, where he was responsible for risk management. From 1980 to 1985, Mr. Martin was a Eurobond market-maker at Morgan Stanley and, prior thereto, he was in the actuarial and investment departments at Legal and General Assurance, a major U.K. insurance Company. Mr. Martin earned a B.S. degree from the University of Leicester, England.

     William B. Wigton, 50, has been a director of the Company since its August 1996 acquisition of EBIC in connection with the Merger. Mr. Wigton was a founding member and has been a managing partner of Merrion Group, L.P., a broker-dealer, since its inception in 1989. He is also a managing director of and investor in Merrion Investors, L.P., a private investment fund, and from 1996 to 1997 served as a director of Munn, Bernhard & Associates, a registered investment advisor. From 1981 to 1989, Mr. Wigton was employed at Lazard Freres & Co. and was a general partner from 1987 to 1989, with responsibility for corporate bond sales. From 1979 to 1981, Mr. Wigton was a senior vice president at Dillon Read. Prior thereto, he was associated with Morgan Stanley (1975 to 1979) and Morgan Guaranty Trust Company (1970 to 1975). Mr. Wigton received his B.A. degree from Lynchburg College. He is a member of the Board's Compensation Committee.

     Keith E. Reihl, 45, has been a director of the Company since April 1997, when he was appointed to the Board of Directors to fill the vacancy created by the resignation in November 1996 of Donald Marshall, the former Chief Executive Officer of EBIC, and, since August 1997, Chief Financial Officer and Treasurer of the Company. Mr. Reihl also is the Chief Operating Officer and Treasurer of EBIC and a number of its subsidiaries, as well as a member of a number of such companies' respective boards of directors. Prior to being appointed Chief Operating Officer in November 1996, Mr. Reihl had served since 1983 as the Chief

Financial Officer of EBIC and a number of its subsidiaries. Prior to that time, Mr. Reihl was employed for nine years by Price Waterhouse LLP, serving lastly as Senior Manager. Mr. Reihl is a Certified Public Accountant and received his BA. degree in Accounting from Elizabethtown College in 1974.

     Roger E. Schwed, 39, has been Vice President and General Counsel of the Company since October 1996 and, in August 1997, also became Secretary of the Company (having previously been Assistant Secretary). Mr. Schwed is also Executive Vice President, General Counsel and Secretary of EBIC and Executive Vice President and Secretary of a number of EBIC's subsidiaries. Prior to joining the Company, from March 1995 to September 1996, Mr. Schwed was Counsel at the law firm Skadden, Arps, Slate, Meagher & Flom LLP in New York, and, from October 1987 to February 1995, an associate at the law firm Cleary, Gottlieb, Steen & Hamilton. Mr. Schwed received an A.B. degree from Princeton University in 1979 and a J.D. degree from Columbia University School of Law in 1986.

     Walter E. Dulski, 56, became an Executive Vice President of EBIC and a number of its subsidiaries in 1997. Prior thereto, Mr. Dulski had been a Senior Vice President of EBIC and such subsidiaries since 1979. Mr. Dulski is also a director of EBI and a number of other EBIC subsidiaries. Mr. Dulski was a member of the American Stock Exchange from 1977 to 1984. Mr. Dulski received his B.S. degree in Economics from Villanova University in 1963.

     Michael C. Morrison, 39, has been the Chief Operating Officer of the Company's EBIC London operations since November 1996. Mr. Morrison also is, and has been since 1987, the Chief Financial Officer and Secretary of such operations and a member of the boards of directors of the companies comprising such operations. Prior to that time, Mr. Morrison was employed for five years with Price Waterhouse in London, serving lastly as Audit Manager. Mr. Morrison is a Chartered Accountant and graduated Ardingly College in 1976, receiving his Diploma in Accountancy from City of London Polytechnic in 1977.

Committees and Compensation of the Board of Directors

     The Board of Directors has standing Executive, Audit and Compensation Committees. The Executive Committee is currently comprised of Messrs. Gilbert Scharf (Chairman) and Michael Scharf, and is authorized to exercise all powers and authority of the Board of Directors, except those reserved to the Board by law, Board resolution or the Company's Restated Certificate of Incorporation or By-laws.

     The Audit Committee is comprised of Messrs. Stevens (Chairman) and Whittemore and recommends to the Board of Directors the accounting firm to be appointed as independent accountants for the Company; reviews with the Company's management and independent accountants the Company's quarterly and annual operating results; and reviews with the Company's independent accountants the scope and results of their audit and the adequacy of the Company's internal accounting procedures and systems.

     The Compensation Committee is comprised of Messrs. Kopp (Chairman) and Wigton and determines the cash and non-cash compensation payable to executive officers of the Company. The Compensation Committee also administers the Company's 1996 Stock Option Plan ("Option Plan"). Each of Messrs. Kopp and Wigton is an independent outside director and a "disinterested person" within the meaning of Rule 16b-3 under the Exchange Act. There are no "interlocks," as defined by the Commission, with respect to any director who serves, or for any part of 1996 has served, as a member of the Compensation Committee.

     The members of the Board of Directors are compensated in a manner and at a rate determined from time to time by the full Board. In August 1996, each non-employee member of the Board of Directors (then consisting of Messrs. Stevens, Whittemore, Martin, Kopp and Wigton) received as compensation a one-time grant of options under the Option Plan to acquire 10,000 shares of Common Stock, exercisable at $5.00 per share, and vesting in equal 50% increments on the dates respectively six months and twelve months after the date of grant. Non-employee directors are also compensated annually in arrears (on or before the time of the Company's annual meeting) at the rate of $500 for each Board or Committee meeting attended, plus reimbursement of reasonable expenses to attend.

Executive Compensation

     The following table summarizes compensation paid by the Company and its subsidiaries, during each of the last three fiscal years, to its Chief Executive Officer, its four remaining most highly compensated executive officers as of December 31, 1996, and Donald Marshall, the former Chief Executive Officer of EBIC who resigned in November 1996 (collectively, the "Named Executive Officers").

                                            Summary Compensation Table

                                                                                        Long Term
                                               Annual Compensation                     Compensation
                                               -------------------                     ------------
Name and                                                                            Securities Underlying             All Other
Principal Position               Year           Salary               Bonus          Options (# of shares)           Compensation(1)
------------------               ----           ------               -----          ---------------------           ---------------
Gilbert D. Scharf,               1996          $168,750             $     --             250,000                    $    --
  Chairman of the                1995                --                   --                --                           --
  Board, President               1994                --                   --                --                             (3)
  and Chief Executive
  Officer (2)

Keith E. Reihl,                  1996           281,250               50,000             100,000                        6,419
  Chief Financial Officer        1995           270,000               90,000                --                          6,293
   and Treasurer                 1994           293,750                   --                --                          6,302

Walter E. Dulski,                1996           270,000               75,000              30,000                        3,673
  Executive Vice President       1995           270,000                   --                --                          3,673

  of EBI                         1994           293,750                   --                --                          3,805

Roger E. Schwed,                 1996            62,500               25,000              50,000                        1,780
  Vice President, General         --                 --                   --                --                           --
   Counsel and Secretary(4)       --                 --                   --                --                           --

Michael C. Morrison,             1996           157,300              133,705              50,000                         382
  Chief Operating Officer        1995           158,140               95,951                --                           432
  of EBIC's London               1994           140,947              104,704                --                           424
  Operations (5)

Donald R.A. Marshall,            1996           450,000               50,000             150,000                       14,883
  Former Chief Executive         1995           450,000              100,000                --                         14,607
  Officer of EBIC (6)            1994           446,833                   --                --                         14,673

(1)  Amounts, for each of Messrs. Reihl, Dulski and Marshall, are comprised of
     (i) annual premiums ranging from $612 to $1,861 paid by EBI on travel accident insurance policies providing coverage of $2.5 million for Mr. Marshall and $1 million for each of Messrs. Reihl and Dulski and (ii) annual premiums ranging from $1,281 to $11,574 paid by EBI on long-term disability policies currently providing for, in the event of disability, monthly payments for life to Mr. Marshall of $13,500 and to Mr. Reihl of $6,900 and monthly payments for two years to Mr. Dulski of $3,000. Amounts also include (x) for such persons and Mr. Schwed, $1,000 contributions annually to the EBI 401(k) Savings Plan and (y) for all Named Executive Officers, other than Mr. Morrison, annual premiums of $780 paid by EBI on life insurance policies providing coverage for such officers of two times the prior year's reported Form W-2 earnings (or base salary and guaranteed bonus, if higher), up to a maximum coverage of $500,000. Amounts for Mr. Morrison are comprised of pro rated annual premiums paid by EBIC's London operations on a group life insurance policy providing coverage for Mr. Morrison of four times his base salary. Certain perquisites and other personal benefits that aggregate in each case to less than 10% of the Named Executive Officer's annual salary and bonus have been omitted pursuant to item 402(b)(1)(iii)(C)(1) of Regulation S-K.

(2) Mr. Scharf did not draw a salary from the Company prior to the date of the Merger (August 16, 1996). His compensation disclosed for 1996 relates only to the partial year following the Merger (reflecting an annual base salary of $450,000).

(3) In August 1994, Mr. Scharf was issued 498,333 shares of Common Stock at $.03 per share that were placed in escrow for a period that will end November 30, 1997 ("Pre-IPO Shares") and were subject to certain restrictions, including having no value if the Company were forced to liquidate by its inability to consummate an initial business combination within two years of its December 1994 IPO. In the IPO, each unit offered for sale to the public (consisting of one share of Common Stock and two Warrants) was priced at $6.00. As a result of the Merger, the characteristics described above with respect to the Pre-IPO Shares, other than the escrow requirement, no longer apply.

(4) Mr. Schwed did not join the Company until October 1, 1996. His compensation disclosed for 1996 relates only to a partial year (reflecting an annual base salary, inclusive of guaranteed bonus, of $250,000). Mr. Schwed's option grants include 25,000 options granted in February 1997, but relating to fiscal year 1996.

(5) All amounts for Mr. Morrison reflect the U.S. Dollar equivalent of amounts actually paid in Pounds Sterling, using average U.S. Dollar/Pounds Sterling exchange rates of 1.5730, 1.5814 and 1.5376 for 1996, 1995 and 1994, respectively.

(6) Mr. Marshall resigned as a director of the Company, and as Chief Executive Officer of Euro Brokers and a number of its subsidiaries, in November 1996. He will continue to be paid by the Company in his remaining capacity as a consultant, at an annual compensation rate of $450,000, through November 22, 1999.

Stock Option Grant Table

     The following table sets forth certain information concerning grants of stock options made during the fiscal year ended December 31, 1996 to each of the Named Executive Officers.

                                                    Stock Option Grants in Last Fiscal Year
                                                    ---------------------------------------

                                                                                                      Potential Realizable Value
                            Number of      Percentage of                                                at Assumed Annual Rates
                           Securities      Total Options                             Option                 of Stock Price
                           Underlying       Granted to             Exercise           Term                 Appreciation for
                            Options        Employees in           Price Per        Expiration              Option Term (2)(3)
Name                       Granted(1)       Fiscal Year            Share              Date              5%                   10%
----                       ----------       -----------            -----              ----              --                   ---
Gilbert Scharf(4)          150,000            11.7%               $ 5.00            8/26/06          $ 471,671         $1,195,307
                           100,000             7.8                  5.50            8/26/01             88,141            255,255

Keith Reihl                100,000             7.8                  5.00            8/26/06            314,447             796,871

Walter Dulski               30,000             2.3                  5.00            8/26/06             94,334             239,061

Roger Schwed(5)             25,000             1.9                  5.1875           9/30/06             81,560             206,688
                            25,000             1.9                  4.8125           2/03/07             42,577             139,062

Michael Morrison            50,000             3.9                  5.00             8/26/06            157,224             398,436

Donald Marshall(6)          90,000             7.0                  5.00             2/22/00             77,443             163,924
                            60,000             4.7                  5.50             2/22/00             21,629              79,283



(1) All options are grants under the Option Plan which was implemented in August 1996. All options permit the holder to acquire shares of Common Stock and, except as noted below, are incentive stock options ("ISOs") granted on August 27, 1996 at an exercise price of $5.00, which was the fair market value of the Common Stock on the date of grant (as determined under the Option Plan), and vest in equal 20% increments on each of the first through fifth anniversaries of the date of grant. Upon the occurrence of a "Change in Control" (as defined in the Option Plan), all outstanding options that are not then exercisable will become immediately exercisable.

(2) These amounts reflect the difference obtained by subtracting (i) the product of the option's exercise price per share of Common Stock and the total number of shares of Common Stock underlying the option from (ii) the stated rate of interest (5% or 10%) applied, on a compounded basis over the term of the option, to the product of the fair market value of a share of Common Stock on the option grant date and the total number of shares of Common Stock underlying the option.

(3) These amounts represent certain assumed rates of appreciation only, in accordance with Commission rules. Actual gains, if any, on stock option exercises are dependent upon the future market performance of the Common Stock and the date(s) on which the options are exercised, and may be significantly greater or less than the amounts reflected in the table.

(4) Mr. Scharf's options consist of 100,000 ISOs and 150,000 non-qualified stock options. Mr. Scharf's ISOs were granted at an exercise price of $5.50, or 110% of fair market value of the Common Stock on the date of grant, and vest in equal 20% increments on each of the first through fourth anniversaries of the date of grant and on January 1, 2001.

(5) Mr. Schwed's options consist of 25,000 that were granted on October 1, 1996, at an exercise price $5.1875, which was the then-prevailing fair market value of the Common Stock, and 25,000 that were granted on February 4, 1997 (relating to fiscal year 1996), at an exercise price of $4.8125, which was above the then-prevailing $4.00 fair market value of the Common Stock.

(6) Mr. Marshall's options consist of 60,000 ISOs and 90,000 non-qualified stock options. Mr. Marshall's ISOs were granted at an exercise price of $5.50, or 110% of the fair market value of the Common Stock on the date of grant. All of Mr. Marshall's options vest in equal one-third increments on November 22 of each of 1997, 1998 and 1999.

Option Exercises and Fiscal Year End Values


     The Company's Option Plan was implemented in August 1996 and, accordingly, at the Company's December 31, 1996 fiscal-year end, the number of options held by each Named Executive Officer was the same as the total number granted to him in fiscal year 1996 (as set forth in the table above). At December 31, 1996, none of the options granted in 1996 to any of the Named Executive Officers was exercisable (and, accordingly, none had been exercised). In addition, based on the December 31, 1996 closing sale price for the Common Stock of $3-1/16 per share, none of such options were "in-the-money" (i.e., none had an exercise price below such closing sale price).

Employment Agreements

     Each of the Named Executive Officers has an employment agreement with the Company or one of its subsidiaries, except for Mr. Marshall, who has a consulting agreement. Each of Mr. Scharf's and Mr. Reihl's agreements (respectively with the Company and EBIC) became effective August 16, 1996, for initial three-year terms, with annual, automatic one-year extensions beginning on the second anniversary of the effective date unless either party gives notice of non-renewal on or prior to such anniversary. These agreements provide Mr. Scharf and Mr. Reihl with minimum annual base salaries of $450,000 and $300,000, respectively, as from time-to-time reviewed and increased by the employer's board of directors. Each agreement provides for annual bonuses that will be determined by the board, but only if the book value per share of Common Stock increases during the applicable period or in accordance with any annual incentive plan adopted by the employer, and for participation in current and future employee benefit plans. If the executive's employment is terminated by death, by the employer for "Cause" (as defined in such agreements) or by the executive other than for "Good Reason" (as defined in such agreements), he will be entitled to no further payments under his agreement. If the executive's employment is terminated for "Disability" (as defined in such agreements), he will be entitled to an additional six months of base salary, followed by such benefits as are provided under any applicable disability plan. If the executive's employment is terminated by the employer without "Cause" or by the executive for "Good Reason," the executive will be entitled to (i) continuation of base salary to the end of the employment term or, if longer, for one year (a "Salary Continuation Period"), and (ii) continuation of coverage under all health, medical and life insurance benefit plans for the longer of one year and the remainder of the employment term or, if earlier, until the executive is re-employed and is entitled to similar benefits from his new employer. Under the agreements, the executive is subject to certain confidentiality obligations and, during any Salary Continuation Period or, if the executive's employment is terminated by the employer for "Cause" or by the executive other than for "Good Reason," during the one-year period following any such termination (the "Non-Compete Period"), is obliged not to engage in certain competitive businesses (in consideration of the employer continuing to pay the executive at a rate equal to one-half of his base salary), not to solicit employees of the employer (or its subsidiaries) to work in such competitive businesses and not to solicit customers of the employer (or its subsidiaries) for such competitive businesses.

     Mr. Schwed's employment agreement is with the Company and is similar to the ones described above, except that (i) it has a two-year initial term from an effective date of October 1, 1996 (with annual, automatic one-year extensions beginning on the first anniversary of the effective date unless either party gives notice of non-renewal on or prior to such anniversary), (ii) it provides for a minimum annual base salary (inclusive of minimum annual bonus) of $250,000, (iii) it does not require an increase in the Company's per share book value for the payment of discretionary bonuses, (iv) it permits unilateral termination by the executive upon 60 days prior written notice, (v) the continuation of base salary after a termination by the employer without "Cause" or by the executive for "Good Reason" will terminate to the extent the executive is re-employed and is entitled to similar base salary from his new employer and
(vi) the Non-Compete Period is six months, with the employer having the choice to enforce executive's covenant not to engage in certain competitive businesses during such time by continuing to pay the executive at a rate equal to his base salary and minimum bonus.

     Mr Dulski's employment agreement is with EBI and has a term that began on September 1, 1996 and ends on June 30, 1999, subject to automatically continuing past such termination date unless and until either party gives the other not less than six months prior written notice of termination expiring on or after such termination date. Under the agreement, Mr. Dulksi's base salary is $270,000, and he is entitled to be considered for discretionary semi-annual bonuses. Upon the executive's death or termination of the executive's employment unilaterally by the executive or by the employer for "Cause" (as defined in the agreement), he is entitled to no further payments under the agreement. The agreement provides for certain confidentiality obligations, a six-month post-termination non-competition period with respect to not engaging in certain competitive businesses or soliciting clients of the employer (in consideration of the continuance of the executive's base salary during such period), and a one-year post-termination period with respect to non-solicitation of employees.

     Mr. Morrison's employment agreement is with Euro Brokers International Limited and had a fixed term that began on June 1, 1994 and ended on May 31, 1996, and an automatic rolling term that continues past such termination date unless and until either party gives the other not less than six months prior written notice of termination. Under the agreement, Mr. Morrison's base salary is (pound)100,000, and he is entitled to be considered for discretionary semi-annual bonuses. The agreement provides for certain confidentiality obligations, a six-month non-competition period (running from the earlier of the date a termination notice is given and the date the executive's employment is terminated) with respect to not engaging in certain competitive businesses or soliciting clients of the employer, and a one-year period (running from the same date) with respect to non-solicitation of employees.

     Mr. Marshall's consulting agreement is with EBIC and has a fixed term that began on November 23, 1996 and ends on November 22, 1999. During the term of the agreement, Mr. Marshall receives annual compensation of $450,000, reimbursement of certain expenses and continued coverage under certain life, medical, accident and disability insurance plans. Following the term, the agreement provides for the continuance for certain defined periods of certain of the expense reimbursement provisions and, subject to certain availability and cost limits, Mr. Marshall's medical insurance coverage. During the first year of the term, the Company is obligated to use its reasonable best efforts to arrange for the private sale or sales, at mutually agreed prices, of up to 50% of the shares of Common Stock owned by Mr. Marshall. During the first two years of the term, Mr. Marshall is obligated not to engage in certain competitive businesses. During all three years of the term, Mr. Marshall is also obligated not to solicit any clients of EBIC (or its subsidiaries) for such competitive businesses and not to solicit any employees of EBIC (or its subsidiaries) or assist any such competitive businesses to hire such employees. Certain provisions in the agreement relating to the right of EBIC to purchase shares of Common Stock held by Mr. Marshall using the proceeds of a key man life insurance policy with respect to Mr. Marshall are, with the lapsing of such policy in March 1997, no longer of any effect.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


     In August 1994, the Company issued an aggregate of 833,333 shares of Common Stock to its six initial stockholders, consisting of Messrs. G. Scharf, M. Scharf, Kopp, Whittemore, Martin and William D. Birch (a former director of the Company who resigned, effective as of the Merger, and was replaced by Mr. Wigton), for an aggregate price of $25,000, or $.03 per share. Pursuant to agreements entered into at the time between the holders of all such shares (the "Pre-IPO Shares") and the Company, the Pre-IPO Shares were subject to certain obligations and restrictions (which are no longer applicable) and were placed in escrow for a period that will end on November 30, 1997. Until such time, the beneficial owners of the Pre-IPO Shares are not able to sell or otherwise transfer such shares (with certain limited exceptions), but retain full and unrestricted voting rights.

     Through August 1996, the Company paid $5,000 per month to Scharf Advisors for office space and certain office and secretarial services. In addition, Scharf Advisors received reimbursement for certain out-of-pocket expenses incurred in connection with activities on behalf of the Company. Scharf Advisors is wholly-owned by Gilbert Scharf, the Chairman, President and Chief Executive Officer of the Company. Management of the Company believes that the arrangement with Scharf Advisors was on terms at least as favorable as would have been available from an unaffiliated third party.

     The Merger was consummated on August 16, 1996, with EBIC becoming a wholly-owned subsidiary of the Company. In the Merger, former shareholders of EBIC (some of whom, WCAS and Messrs. Donald R.A. Marshall, Alistair H. Johnstone and Brian G. Clark, as a result became beneficial owners of more than 5% of the Common Stock, and some of whom, Messrs. Keith E. Reihl, Walter E. Dulski and

Michael C. Morrison, are currently deemed executive officers of the Company) received, in exchange for each share of EBIC common stock they held at the time of the Merger, consideration consisting of, after giving effect to certain adjustments and subject to certain escrow arrangements, approximately (i) 2.70 shares of Common Stock, (ii) 4.53 Series B Warrants and (iii) $13.14 in cash.

     In connection with the Merger, the Company entered into the Registration Rights Agreement with WCAS and WCAS Information and certain related investors, certain members of EBI management (including Messrs. Marshall, Reihl, Dulski, Johnstone and Clark) and the Company's initial stockholders (Messrs. G. Scharf,
M. Scharf, Martin, Kopp, Whittemore and Birch) providing for two demand registration rights, and certain "piggy-back" registration rights, with respect to their shares of Common Stock. The first demand may only be initiated by holders of at least a majority of the total shares of Common Stock issued in the Merger to WCAS and certain related investors, but will extend to the other stockholders who are parties to the agreement. The second demand may be made by holders of a majority of the total shares of Common Stock held by all stockholders who are parties to the agreement.

     In connection with the Merger, the Company also entered into the Security Transfer Agreement with certain of its security holders, including WCAS, WCAS Information and Messrs. G. Scharf, M. Scharf, Marshall, Reihl, Dulski, Johnstone and Clark, obligating such holders, if the Company consummates a Common Stock for Warrants exchange offer prior to November 30, 1997, to tender into such exchange offer at least such portion of the Warrants then held by such holder as is proportionate to the percentage of Warrants tendered by all other Warrant holders.

     Also in connection with the Merger, the Company entered into an escrow agreement pursuant to which, among other things, 10% of the shares of Common Stock issued in the Merger to former EBIC stockholders (including WCAS and Messrs. Marshall, Reihl, Dulski, Morrison, Johnstone and Clark) were placed in escrow to pay, among other things, indemnities, if any, that become owed to the Company under the Merger agreement. The escrow period has expired without any claim being made for the escrow shares and, accordingly, such shares are in the process of being released, without adjustment.

     Gilbert D. Scharf and Michael J. Scharf are brothers. There are no other family relationships among the Company's directors, executive officers or persons nominated or chosen by the Company to become a director or executive officer.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information and certain pro forma information after giving effect to the Exchange Offer (assuming the tender of all Warrants) regarding the beneficial ownership of shares of Common Stock and Warrants as of September 30, 1997, by (i) those persons or groups who beneficially own more than 5% of the outstanding Common Stock, (ii) each director of the Company, (iii) each Named Executive Officer of the Company and
(iv) all directors and executive officers of the Company as a group (based upon public filings and information furnished by such persons).


                                                               Prior to Exchange Offer                     After Exchange Offer +
                                           -----------------------------------------------------------     ----------------------
                                                          % of                               % of Common
                                           No. of         Common                     % of       Stock       No. of
                                           Common         Stock         No. of     Warrants  Beneficially   Common          %
Name (1)                                  Shares(2)      Owned(3)    Warrants(4)   Owned(5)    Owned(6)    Shares(7)     Owned(8)
--------                                  ---------      --------    -----------   --------   --------     ---------     --------
Gilbert D. Scharf (9)(10)                   881,666        9.8         716,666        4.8       16.4       1,001,110        8.7
Michael J. Scharf (9)(10)                   388,667        4.3         333,334        2.2        7.8         444,222        3.9
Donald R.A. Marshall (10)                   583,315        6.5         895,631        6.0       14.9         732,586        6.4
Denis Martin (9)(11)                         55,000          *          10,000          *          *          56,666          *
James W. Stevens                             20,000          *            --         --            *          20,000          *
Frederick B. Whittemore (9)                  35,000          *          50,000          *          *          43,333          *
Larry S. Kopp (9)                            43,000          *          21,000          *          *          46,500          *
William B. Wigton                            10,000          *            --         --            *          10,000          *
Keith E. Reihl (10)                         155,771        1.7         228,010        1.5        4.2         193,772        1.7
Walter E. Dulski (10)                       151,517        1.7         244,377        1.6        4.3         192,246        1.7
Roger E. Schwed                               5,000          *            --         --            *           5,000          *
Michael C. Morrison                          22,805          *          21,505          *          *          26,389          *
Alistair H. Johnstone (10)                  323,160        3.6         542,704        3.6        9.1         413,610        3.6
Brian G. Clark (10)                         193,577        2.1         318,369        2.1        5.5         246,638        2.2
Welsh, Carson, Anderson
   & Stowe VI, L.P.
   ("WCAS") (10)(12)                      2,333,174       26.0       3,918,254       26.0       48.6       2,986,216       26.1
All executive officers and
   directors as a group
   (11 persons)                           1,768,426       19.4       1,624,892       10.8       31.7       2,039,238       17.6


+ Assumes that all outstanding Warrants are exchanged for shares of Common Stock in the Exchange Offer at the Exchange Ratio.

*    Indicates less than 1%.

(1) The address of each stockholder, other than WCAS, is c/o Maxcor Financial Group Inc., Two World Trade Center, 84th Floor, New York, New York 10048. The address of WCAS is 320 Park Avenue, Suite 2500, New York, New York 10022.

(2) Reflects shares of Common Stock held of record, plus shares of Common Stock issuable upon exercise of stock options held by each stockholder that are currently exercisable or exercisable within 60 days ("Exercisable Options"), but does not include shares of Common Stock issuable upon exercise of Warrants held by such stockholder (see footnote 4 below). The exercise price for each Exercisable Option is $5.00 per share. Beneficial ownership of Exercisable Options is as follows: Denis Martin - 10,000; James W. Stevens - 10,000; Frederick B. Whittemore - 10,000; Larry S. Kopp
     - 10,000; William B. Wigton - 10,000; Gilbert D. Scharf - 50,000; Michael
     J. Scharf - 2,000; Donald R.A. Marshall - 50,000; Keith E. Reihl - 20,000; Walter E. Dulski - 6,000; Roger E. Schwed - 5,000; Michael C. Morrison - 10,000; Brian G. Clark - 4,000; and all executive officers and directors as a group - 143,000.

(3) Calculated as the number of shares of Common Stock held of record by the stockholder, plus shares issuable upon exercise of Exercisable Options, divided by the 8,949,656 shares of Common Stock outstanding as of

     October 14, 1997, plus any shares issuable upon exercise of Exercisable Options held by the stockholder (but not by any other stockholders).

(4) All of the outstanding Warrants are immediately exercisable. Accordingly, shares of Common Stock underlying the Warrants are deemed under Commission rules to be beneficially owned by the holder thereof. Accordingly, the total beneficial ownership of shares of Common Stock prior to the Exchange Offer by persons or groups identified in this table can be calculated as the sum of the Warrants held (as identified in this column) and the number of shares of Common Stock held of record (as identified in the first column of this table).

(5)  Based on an aggregate of 15,018,276 Warrants outstanding.

(6) Reflects (i) shares of Common Stock beneficially owned, including shares of Common Stock issuable upon exercise of Exercisable Options and Warrants, by such person or entity as a percentage of (ii) the outstanding Common Stock as of October 14, 1997, plus any shares issuable upon exercise of the Exercisable Options and Warrants held by such person or entity (but not any other holder).

(7) Reflects (i) shares of Common Stock owned of record, (ii) shares of Common Stock beneficially owned as a result of Exercisable Options and (iii) on a pro forma basis, shares of Common Stock issuable upon exchange of Warrants in the Exchange Offer.

(8) Calculated as (a) (i) the number of shares of Common Stock held of record by the stockholder, plus (ii) shares of Common Stock beneficially owned by such stockholder as a result of Exercisable Options, plus (iii) on a pro forma basis, shares of Common Stock issuable to such stockholder upon exchange of his or its Warrants in the Exchange Offer, divided by (b) the 8,949,656 shares of Common Stock outstanding as of October 14, 1997, plus any shares issuable upon exercise of Exercisable Options held by the stockholder (but not by any other stockholders).


(9) Certain of the shares of Common Stock indicated as owned by the stockholder are Pre-IPO Shares, held in escrow with Continental Stock Transfer & Trust Company, as escrow agent, for a period ending on November 30, 1997. During the remaining balance of such escrow period, the beneficial owners of such shares retain full and unrestricted voting rights but are not able to sell or otherwise transfer them (with certain limited excep tions). Beneficial ownership of Pre-IPO Shares is as follows: Gilbert D. Scharf - 498,333; Michael J. Scharf - 220,000; Mr. Martin - 40,000; Mr. Whittemore - 25,000; Mr. Kopp - 25,000; and all executive officers and directors as a group - 808,333.

(10) All Warrants held by the stockholder are subject to the terms of the Security Transfer Agreement entered into in connection with the Merger that obligates the holder thereof to tender into the Exchange Offer at least such portion of the Warrants then held by such stockholder as is proportionate to the percentage tendered by all other Warrant holders.

(11) Includes 5,000 shares of Common Stock beneficially owned jointly with Mr. Martin's wife.

(12) Includes 39,258 shares of Common Stock and 65,928 Warrants owned by WCAS Information. Information with respect to WCAS and WCAS Information and their respective holdings are derived from their joint Schedule 13D with respect to the Common Stock, dated August 16, 1996, and filed with the Commission on August 23, 1996 ("WCAS 13D"). As set forth therein, WCAS and WCAS Information filed a single joint Schedule 13D because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act. Individual general partners (including related trusts) of the limited partnerships serving as general partners of WCAS and WCAS Information, who in the aggregate directly own 113,644 shares of Common Stock and 190,848 Warrants (based on the WCAS 13D and Form 3 and Form 4 filings by such persons), may be deemed to have beneficial ownership of the shares of Common Stock and Warrants owned by WCAS and WCAS Information. As set forth in the WCAS 13D, such persons disclaim any such beneficial ownership other than for any shares of Common Stock or Warrants such persons own by virtue of their indirect pro rata interest, as a partner of the applicable general partner of WCAS or WCAS Information, in the shares of Common Stock and Warrants owned by WCAS and WCAS Information. In addition, as set forth in the WCAS 13D, WCAS and WCAS Information disclaim any beneficial ownership of such persons' shares of Common Stock.

                          DESCRIPTION OF CAPITAL STOCK

Common Stock

     The Company is authorized to issue 30,000,000 shares of Common Stock, par value $.001 per share. At October 14 1997, the Company had outstanding 8,949,656 shares of Common Stock.

     The holders of the Company's Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors then being elected. The Board of Directors of the Company is divided into three classes, each of which generally serves for a term of three years, with only one class of directors being elected in each year. In each case, each director will hold office until the next annual meeting of stockholders at which his class of directors is to be elected, or until his successor is duly qualified and appointed. The holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefore. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the Common Stock. Holders of shares of Common Stock, as such, have no redemption, preemptive or other subscription rights, and there are no conversion provisions applicable to the Common Stock. All of the outstanding shares of Common Stock are, and the shares of Common Stock to be issued in the Exchange Offer as set forth in this Prospectus will be, fully paid and nonassessable. Under the Company's Certificate of Incorporation (i) holders of Common Stock may not act by written consent and (ii) the ability to call special meetings of stockholders is limited to the Chairman or President of the Company or to an affirmative vote of a majority of the Board of Directors.

Warrants

     As of October 14 1997, the Company had outstanding 7,566,666 Series A Warrants and 7,451,610 Series B Warrants. Each of the outstanding Warrants (both series) currently entitles the holder thereof to purchase from the Company one share of Common Stock at an exercise price of $5.00 per share subject to adjustment in certain circumstances. The Warrants expire on November 30, 2001.

     The Company may call the Warrants for redemption, in whole or in part, at a price of $.01 per Warrant at any time upon not less than 30 days prior written notice to the Warrant holders, if the last sale price of the Common Stock has been at least $8.50 per share for at least 20 consecutive trading days ending on the third day prior to the date on which the notice of redemption is given. The Series A Warrants and the Series B Warrants were issued in registered form under Warrant Agreements between the Company and Continental Stock Transfer & Trust Company, as Warrant Agent, dated November 30, 1994 and June 5, 1996, respectively.

     The exercise price, number of shares of Common Stock issuable on exercise of the Warrants and the redemption price of the Warrants are subject to adjustment in certain circumstances, including a stock dividend, recapitalization, reorganization, merger or consolidation of the Company. However, the Warrants are not subject to adjustment for issuances of Common Stock at a price below the exercise price of the Warrants.

     The Company has the right, in its sole discretion, to decrease the exercise price of the Warrants for a period of not less than 30 days on not less than 30 days prior written notice to the Warrant holders. In addition, the Company has the right, in its sole discretion, to extend the expiration date of the Warrants on five business days prior written notice to the Warrant holders.

     The Warrants may be exercised upon surrender of the Warrant certificate on or prior to the expiration date at the offices of the Warrant Agent, with the exercise form on the reverse side of the Warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (by certified check, payable to the Company) for the number of Warrants being exercised. The Warrant holders do not have the rights or privileges of holders of the Common Stock prior to the exercise of the Warrants.

     No Warrants will be exercisable unless at the time of exercise there is a current prospectus covering the shares of Common Stock issuable upon exercise of such Warrants under an effective registration statement filed with the Commission and such shares have been qualified for sale or are exempt from qualification under the securities laws of the state of residence of the holder of such Warrants.

     No fractional shares will be issued upon exercise of the Warrants. However, if a Warrant holder exercises all Warrants then owned of record by him, the Company will pay to such Warrant holder in lieu of the issuance of any fractional share which is otherwise issuable to such Warrant holder, an amount in cash, based on the market value of the Common Stock on the last trading day prior to the date of exercise.

Preferred Stock

     The Company's Certificate of Incorporation authorizes the issuance of 1,000,000 shares of preferred stock, par value $.001 per share ("Preferred Stock"), with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, subject to NASD rules, without stockholder approval, to issue Preferred Stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of Common Stock. The Preferred Stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. At October 14, 1997, no shares of Preferred Stock were issued and outstanding.

Series A Junior Participating Preferred Stock

     Pursuant to the Company's adoption of the Rights Plan in December 1996, the Company authorized the creation of the Junior Preferred Stock, and reserved shares thereof for issuance upon any exercise of the Rights granted under the Rights Plan. In December 1996, pursuant to the Rights Plan, the Rights were dividended among each holder of Common Stock, with such holders receiving one

Right, expiring December 6, 2006, for each share of Common Stock held of record. Each Right entitles the holder to purchase from the Company, under certain specified circumstances, one one-hundredth of a share of Junior Preferred Stock for $22.50, subject to adjustment. Prior to the time that the Rights become exercisable, the Rights trade with, and are represented solely by the certificate for, the Common Stock. At the time the Rights become exercisable, separate certificates will be distributed, and the Rights could begin to trade separately from the Common Stock. Rights generally become exercisable ten days after a person or group acquires 15% or more beneficial ownership, or a person or group that beneficially owns 15% or more of the Common Stock acquires an additional 5% or more beneficial ownership, of the outstanding Common Stock, or a person or group commences a tender or exchange offer for 15% or more of the Common Stock (or, if already a 15% or more holder, that would result in its acquisition of an additional 5% beneficial ownership). Upon occurrence of such event (other than pursuant to an offer for all outstanding shares of Common Stock that the independent directors of the Company determine to be fair to and otherwise in the best interests of the Company and its stockholders), and subject to the Rights no longer being redeemable, each Right would entitle the holder thereof (other than the person or group triggering such exercisability) to buy (with certain limited exceptions) Common Stock (or, in certain circumstances, a combination of Common Stock, other securities, cash or other property) having a market value of twice the exercise price of each Right. If the Company is involved in certain mergers or other business combinations, or 50% or more of the Company's assets, cash flow or earning power is sold or transferred at any time after the Rights become exercisable, the Rights will be modified so as to entitle the holder thereof (other than the person or group triggering such exercisability) to buy a number of the acquiring company's common shares having a market value of twice the exercise price of each Right. Rights are redeemable by the Company at $.01 each at any time (with certain limited exceptions) prior to the tenth day after a person or group acquires 15% or more beneficial ownership, or a person or group that beneficially owns 15% or more of the Common Stock acquires an additional 5% or more beneficial ownership, of the outstanding Common Stock.

     One Right will be issued with (and solely represented by) each share of Common Stock issued to a Warrant holder in exchange for his or her Warrants pursuant to the Exchange Offer. The foregoing description of the Rights and the Rights Plan is qualified in its entirety by reference to the Rights Agreement, dated as of December 6, 1996, between the Company and Continental Stock Transfer & Trust Company, as Rights Agent, which is incorporated herein by reference.

Units

     In its IPO, the Company's issuance of Common Stock and Series A Warrants took the form of the issuance of Units, with each Unit consisting of one share of Common Stock and two Series A Warrants. The securities constituting the Units became separately transferable upon the closing of the IPO. The Units are sporadically quoted on the OTC Bulletin Board under the symbol "MAXFU."

Delaware Anti-Takeover Law

     Under Section 203 of the Delaware General Corporation Law ("Delaware anti-takeover law"), certain "business combinations" between a Delaware corporation, whose stock is publicly traded or held of record by more than 2,000 stockholders, and an "interested stockholder" are prohibited for a three-year period following the date that such stockholder became an interested stockholder, unless (i) the corporation has elected in its certificate of incorporation or bylaws not to be governed by the Delaware anti-takeover law (the Company has not made such an election), (ii) the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder, (iii) upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee stock plans in which the employees do not have a right to determine confidentially whether to tender or vote stock held by the plan), or (iv) the business combination was approved by the board of directors of the corporation and ratified by 66 2/3% of the voting stock which the interested stockholder did not own. The three-year prohibition does not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an interested stockholder's percentage ownership of stock. The term "interested stockholder" is defined generally as a stockholder who becomes a beneficial owner of 15% or more of a Delaware corporation's voting stock. The Delaware anti-takeover law could have the effect of delaying, deferring or preventing a change in control of the Company.

Limitation of Liability and Indemnification Matters

     The Company's Restated Certificate of Incorporation provides that directors of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a known violation of law, (iii) under Section 174 of the Delaware General Corporation Law (the "DGCL"), relating to prohibited dividends or distributions or the repurchase or redemption of stock, or (iv) for any transaction from which the director derives an improper personal benefit. If the DGCL is amended to authorize the further elimination or limitation of directors' liability, then under the Company's Restated Certificate of Incorporation the liability of directors of the Company shall automatically be eliminated or limited to the fullest extent provided by law. The Company's Restated Certificate of Incorporation and By-laws also contain provisions to indemnify the directors, officers, employees and other agents of the Company to the fullest extent permitted by the DGCL, as it may be amended from time to time. Currently, Section 145 of the DGCL generally permits a corporation to indemnify its directors, officers, employees and other agents against expenses, judgments, fines and amounts paid in settlement incurred by them in connection with any pending, threatened or completed action or proceeding if the director, officer, employee or agent has acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that in an action by or in the right of the corporation (a "derivative action"), no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless there are certain court determinations that, in view of all of the circumstances of the case, indemnification (for such expenses that the court deems proper) is fair and reasonable. The Company's Restated Certificate of Incorporation and By-laws also provide that expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action for which such officer or director may be entitled to indemnification shall be paid by the Company in advance of the final disposition of such action upon receipt of certain undertakings by such officer or director.

             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion is a general summary of the United States federal income tax consequences to holders of Warrants tendering their Warrants pursuant to the Exchange Offer. The Exchange Offer will not affect the United States federal income tax treatment of holders who do not participate in the Exchange Offer. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury regulations, administrative pronouncements and judicial decisions, all as in effect and existing on the date hereof and all of which are subject to change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service (the "Service") will not take a contrary view, and no ruling from the Service has been or will be sought by the Company.

     This summary applies only to those holders who have held Warrants and will hold the Common Stock received in exchange therefor as capital assets pursuant to Section 1221 of the Code, and does not address the Federal income tax consequences to holders who are subject to special rules (such as insurance companies, financial institutions, tax-exempt organizations and broker-dealers) or special rules with respect to integrated transactions (such as certain hedging transactions) or certain straddle transactions.

     As used in the discussion which follows, the term "U.S. Holder" means a beneficial owner of Warrants that, for United States federal income tax purposes, is (i) a citizen or resident of the United States, (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) otherwise subject to United States federal income taxation on a net income basis with respect to worldwide income. The term "Non-U.S. Holder" means a holder of Warrants that is, for United States federal income tax purposes, not a U.S. Holder.

Tax Consequences to U.S. Holders

     Although the matter is not entirely free from doubt, the Company believes that the exchange of Warrants for shares of Common Stock pursuant to the Exchange Offer will be treated as a taxable transaction and will result in the following Federal income tax consequences to participating U.S. Holders of
Warrants:

     1. A participating U.S. Holder of a Warrant will recognize gain or loss equal to the excess of (i) the sum of the fair market value of the shares of Common Stock received in the Exchange Offer and any cash received in lieu of a fractional share of Common Stock over (ii) the participating U.S. Holder's tax basis in the Warrants exchanged therefor;

     2. Such gain or loss will be capital gain or loss if the Warrants were capital assets in the hands of a participating U.S. Holder;

     3. The tax basis of the shares of Common Stock received in the Exchange Offer will be equal to the fair market value of such shares of Common Stock received in the Exchange Offer; and

     4. The holding period for the shares of Common Stock received in the Exchange Offer will commence on the day following the consummation of the Exchange Offer if the shares of Common Stock are capital assets in the hands of a participating U.S. Holder.

     Information Reporting and Backup Withholding

     The "backup" withholding and information reporting requirements on the gross value of the shares of Common Stock will apply to the receipt of the Common Stock upon the exchange of the Warrants. The Company will be required to withhold tax at a rate of 31% if the U.S. Holder, among other things, (i) fails to furnish his or her social security number or other taxpayer identification number ("TIN") to the Company, (ii) furnishes to the Company an incorrect TIN,
(iii) fails to provide the Company with a certified statement, signed under penalties of perjury, that the TIN provided to the Company is correct and that the U.S. Holder is not subject to backup withholding or (iv) fails to report properly interest and dividends on his or her tax return. A U.S. Holder who does not provide the Company with his or her correct TIN may be subject to penalties under the Code. Certain U.S. Holders, including corporations, are not subject to backup withholding if their exempt status is properly established.

     Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a credit against such holder's United States Federal income tax liability and may entitle such holder to a refund, provided the required information is furnished to the Service.

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



Tax Consequences to Non-U.S. Holders

     A Non-U.S. Holder generally will not be subject to United States federal income tax on any gain realized in connection with the exchange of Warrants for shares of Common Stock pursuant to the Exchange Offer, unless (i) (x) the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States or (y) if a tax treaty applies, the gain is attributable to the United States permanent establishment maintained by the Non-U.S. Holder, (ii) in the case of a Non-U.S. Holder who is an individual, such holder is present in the United States for 183 days or more in the taxable year of exchange and certain other conditions are satisfied or (iii) the Non-U.S. Holder is subject to tax pursuant to provisions of the Code applicable to United States expatriates.

     Information Reporting and Backup Withholding

     Delivery to a Non-U.S. Holder of shares of Common Stock in exchange for Warrants is subject to both backup withholding at the rate of 31% and information reporting unless the beneficial owner provides the Company with a completed IRS Form W-8 which certifies under penalties of perjury that such owner is a Non-U.S. Holder who meets all the requirements for exemption from United States federal income tax on any gain from the sale or exchange of the Warrants.

     Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a credit against such non-U.S. Holder's United States federal income tax liability and may entitle such holder to a refund, provided the required information is furnished to the Service.

     ALL HOLDERS ARE ADVISED TO CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THEIR PARTICIPATION IN THE EXCHANGE OFFER.

                                  LEGAL MATTERS

           The validity of the Common Stock offered hereby is being passed upon for the Company by Graubard Mollen & Miller, New York, New York.

                                     EXPERTS

     The consolidated financial statements of the Company as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996 that are incorporated by reference in this Prospectus, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

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




                                TABLE OF CONTENTS

                                                                           Page
                                                                           ----

Available Information......................................................  2
Incorporation of Certain Documents by
     Reference.............................................................  3
Prospectus Summary.........................................................  4
Risk Factors...............................................................  9
Selected Consolidated Financial Information................................ 13
Certain Pro Forma Effects of the
     Exchange Offer........................................................ 15
Price Range of the Company's Securities.....................................16
History of the Company......................................................17
Background of the Exchange Offer........................................... 18
The Exchange Offer..........................................................20
Business of the Company.....................................................28
Management of the Company...................................................31
Certain Relationships and Related
     Transactions...........................................................38
Principal Stockholders......................................................39
Description of Capital Stock................................................41
Certain United States Federal
    Income Tax Considerations...............................................44
Legal Matters...............................................................45
Experts.....................................................................45



                                EXCHANGE AGENT
                                Continental Stock Transfer
                                     & Trust Company
                                2 Broadway
                                New York, New York 10004
                                Attention: Reorganization Department
                                Telephone: (212) 509-4000, ext. 535
                                Facsimile: (212) 509-5150


                                INFORMATION AGENT
                                D.F. King & Co., Inc.
                                77 Water Street
                                New York, New York 10005
                                Telephone: (800) 207-3158


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